Filed pursuant to Rule 253(g)(2)

File No. 024-12301

OFFERING CIRCULAR DATED SEPTEMBER 26, 2023

Worldwide Stages, Inc.

5000 Northfield Lane, Spring Hill, Tennessee 37174

www.worldwidestages.com

Up to 7,500,000 Shares of Class B Common Stock Consisting of

6,000,000 Shares to Be Sold by the Company and 1,500,000 Shares to Be Sold by Selling Shareholders

Minimum Investment: $100

See “Securities Being Offered” at Page 49

Worldwide Stages, Inc., a Tennessee corporation (which, together with the predecessor companies described in this offering circular, is referred to as the “Company”) and the selling shareholders named in this offering circular are offering up to 7,500,000 shares (the “Offering”) of the Company’s Class B Common Stock, no par value (the “Class B Common Stock”). The shares of Class B Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. The Offering will terminate at the earlier of: (a) the date at which the maximum offering amount has been sold, (b) the date at which we terminate the Offering, in our sole discretion or (c) the date that is one year from this Offering being qualified by the United States Securities and Exchange Commission (the “SEC”). The subscription funds tendered by prospective shareholders as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital Private Securities Corporation, which is acting as the escrow agent (the “Escrow Agent”), and will not be commingled with our funds until, if and when there is a closing. See “Plan of Distribution.”

Investing in the shares of our Class B Common Stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4 to read about the more significant risks you should consider before buying these securities. In particular, we have issued 5,500,000 shares of our Class A Common Stock, each share of which class has 100 votes, compared to the Class B Common Stock, which has one vote per share. Accordingly, investors in this Offering will hold only a small minority of the total voting power of our shareholders.

	Price to public	Underwriting discount and commissions(2)	Proceeds to issuer(1)(2)(3)	Proceeds to selling shareholders(1)(2)(3)
Per Share	$10.00	$0.10	$9.90	$9.90

Total Maximum	$75,000,000.00	$750,000.00	$59,400,000.00	$14,850,000.00

(1)	The Company is offering up to 6,000,000 shares of Class B Common Stock (80% of the total Offering) and the selling shareholders are offering up to 1,500,000 shares of Class B Common Stock (20% of the total Offering). The Company and the selling shareholders will sell their shares of Class B Common Stock on a pro rata basis until all of the shares of Class B Common Stock being offered are sold.
(2)	We have engaged Dalmore Group, LLC (“Dalmore”) to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. In exchange for the services described in “Plan of Distribution,” (a) we and the selling shareholders will pay Dalmore, pro rata, a fee of 1% of the aggregate amount raised in the Offering; (b) we will pay Dalmore a $5,000 one-time expense fee for out-of-pocket expenses that Dalmore anticipates to incur, which Dalmore will refund to the extent it is not used or incurred; and (c) we will pay Dalmore a $20,000 one-time consulting fee upon the issuance of the FINRA no objection letter. If the maximum number of shares is sold, the maximum amount we would pay Dalmore would be $625,000, and the selling shareholders would pay $150,000. See “Plan of Distribution” and “Securities Being Offered – Selling Securityholders” for details of the services Dalmore has agreed to provide and the fees to be paid to Dalmore.
(3)	Does not include estimated Offering expenses, including legal, accounting, auditing, and other professional fees, along with printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate that the total expenses of this Offering, including fees to Dalmore (but not including state filing fees) will be approximately $1,750,000 if the maximum number of shares is sold.

Because there is no minimum dollar amount of Class B Common Stock that must be sold for the Offering to close, we may not receive sufficient proceeds from the Offering to execute fully and effectively on our business plan as described in this Offering Circular. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. See “Use of Proceeds to Issuer” and “Business” at pages 24 and 25, respectively, for additional details.

We intend to hold closings on no less than a monthly basis. Accordingly, the Escrow Agent will make the funds tendered by shareholders available to us, and we will issue the shares of Class B Common Stock to investors, on no less than a monthly basis.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering Circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Sales of these securities will commence within two days following qualification of the Offering.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

If we become a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”), we intend to take advantage of the provisions that relate to “emerging growth companies” under the Jumpstart our Business Startups (“JOBS”) Act of 2012. See “Ongoing Reporting and Where to Find Additional Information – Future Implications of Being an Emerging Growth Company.”

The “Company,” “we,” “us,” “Worldwide Stages,” and “our” means, collectively, Worldwide Stages, Inc. and, when applicable, its three predecessor companies, Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC and Worldwide Stages Spring Hill Realty, LLC (the “Predecessors”).

This Offering Circular may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, its expectations regarding the additional revenues and the increased profit margins that might be achieved from facilities developed with the proceeds of this Offering and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in the Offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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SUMMARY

The Company

Worldwide Stages, Inc. provides professional production facilities for the entertainment industry. Companies use these professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content. These professional production facilities include:

●	Soundstages – acoustically and environmentally conditioned structures that provide a safe, comfortable, controlled environment within which to rehearse, stage, and record audio and video.

●	VIP Suites – secure, private, professionally decorated rooms adjacent to the soundstages that A-list entertainment talent uses during productions (sometimes referred to in the industry as “Green Rooms”).

●	Private onsite theater – a multi-use 70-seat theater where production companies can screen their recorded content during, and after, production; in addition, the theater can be used for recorded or live entertainment performances or training programs.

●	Production Offices, Office Suites, Meeting/Conference Rooms, and Storage Facilities.

●	Mill-shop – industrial areas where production companies can build out the large sets and stages that are used for professional productions such as feature film or arena-sized music tour rehearsal.

●	Full kitchen and dining facilities.

●	Acres of parking with hundreds of parking spaces for the vehicles, trailers, RVs, tractor-trailers, lifts/booms, and other heavy equipment that typically accompany large professional productions.

We also lease facilities to specialty vendors to the professional production industry, under agreements that may include a “revenue share” from the vendor back to us for any equipment, supplies and/or services that these specialty vendors provide to the professional productions using our facilities.

Worldwide Stages, Inc. was formed in 2023 and, immediately following qualification of this Offering and immediately before the commencement of the Offering, succeeded to the business and operations of its three Predecessors, the first of which was formed in 2019. We acquired our current 320,000-square-foot facility and 38-acre tract of real estate in Spring Hill, Tennessee (30 minutes south of Nashville, (“Music City” USA) Tennessee) in May 2021 (our facility was the former international corporate headquarters for the Saturn® brand of General Motors).

After we acquired the facility, we immediately began and have continued extensive renovations to adapt the facility for use by professional production companies. We officially opened for business in January 2023. Even while renovations were underway, professional productions began using the facility, including:

●	Amazon Prime – live concert of Thomas Rhett

●	CMT TV – live-to-tape broadcast programs by Brooks & Dunn, Darius Rucker, and Kelsea Ballerini (three different episodes of their Storytellers series)

●	Episodes of Reese Witherspoon’s music competition “My Kind of Country”

●	Music videos by A-list talent such as Katy Perry and Kane Brown

●	Paramount Network’s “A Nashville Country Christmas” (feature film)

●	Music tour rehearsals and prep by three American idol winners

●	One of the best-selling “girl groups” of all time – TLC (our first client)

No entertainers, celebrities or professional production companies have endorsed or recommended this Offering or this Offering Circular.

Intended Use of Proceeds

Phase 1 Planned Renovations. While we have been successful in marketing our current “repurposed” facilities to the entertainment industry, we believe that there is sufficient demand to support the immediate expansion of our professional production facilities. Therefore, we currently intend to use a substantial portion of the proceeds we receive in this Offering to construct “purpose built” soundstages comparable in size and functionality to soundstages that the entertainment industry routinely uses in Hollywood, Atlanta, Albuquerque, and other entertainment industry hubs. We believe that these purpose-built soundstages should appeal to an even larger segment of the entertainment industry and, based on our current market research, should produce substantially more revenue per square foot than our current “repurposed” soundstages. Production companies that use these new purpose-built soundstages may also occupy ancillary production areas of our current facility (creating additional revenue opportunities for the current facility).

Phase 2 Planned Renovations. Assuming the Phase 1 Planned Renovations are successful, we intend to build additional soundstages, warehouse/storage, mill-shop and other facilities needed by a full-sized entertainment studio complex with the goal of maximizing our revenue and profits to the benefit of our investors. We refer to these additional facilities as the Phase 2 Planned Renovations, which may require additional equity or debt to design and build. Our current debt facility requires us to obtain the consent of our lender before incurring additional debt. To pursue the Phase 2 Planned Renovations, we have contracted to acquire an adjoining 18 acres of property for expansion purposes. See “Business and “Use of Proceeds to Issuer.”

The Offering

Securities offered	7,500,000 shares of Class B Common Stock, consisting of 6,000,000 shares to be sold by the Company and 1,500,000 shares of Class B Common Stock to be sold by selling shareholders

Minimum Investment	$100.00

Number of shares of Class B Common Stock outstanding before the Offering (as of August 10, 2023)	-

Number of shares of Class B Common Stock outstanding after the Offering, assuming a fully subscribed Offering(1)(2)	7,500,000

(1)	Does not include the following potential shares of Class B Common Stock, all or any of which are issuable at any time:
	●	5,500,000 shares issuable upon conversion of our Class A Common Stock;
	●	3,000,000 shares issuable upon conversion of our Class A Preferred Stock; and
	●	2,500,000 shares issuable upon conversion of our Class B Preferred Stock.
(2)	See “Security Ownership of Management and Certain Shareholders.”

We have issued 5,500,000 shares of our Class A Common Stock, each share of which class has 100 votes, compared to the Class B Common Stock, which has one vote per share. Accordingly, investors in this Offering will hold only a small minority of the total voting power of our shareholders.

Risks Factors

In addition to the minority voting power that investors in this Offering will hold, investing in our Class B Common Stock involves other risks. You should carefully consider the information under the heading “Risk Factors” beginning on page 4, which immediately follows this Summary, as well as other risks that may be disclosed from time to time in any Offering Circular supplements that we might file with the SEC.

RISK FACTORS

The SEC requires us to identify risks that are specific to the Company’s business and financial condition. We are subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently more risky than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Competition Risks

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience and networks of users, than we do. We are a small and unproven entity as compared to some of our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies that may have access to soundstages on better terms than we can cost-effectively offer. Most major U.S. studios are part of large diversified corporate groups with a variety of other operations, including movie and television networks/cable/streaming channels, which can provide sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. Some of these direct competitors are so-called “major” studios, as well as numerous independent soundstage facilities and facilities owned by or serving major entertainment companies and have more resources with which to compete, established markets and marketing channels, and may produce their own entertainment content using their own facilities and have the ability to create entertainment content for their own network platforms (such as Amazon and Netflix), all of which will compete with us with respect to certain customers. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios and production companies may have significantly greater financial and marketing resources than we have. Many have sophisticated production and distribution networks for content and the ability to advertise facilities like ours in a wider variety of media than we can.

Additionally, some of our competitors are located in geographic areas that provide tax incentives or other production incentives (either directly to such competitors or to the production companies that use such facilities to encourage production in those geographic areas) greater than those incentives provided in our location. Historically, the users of facilities like ours, and the entertainment talent required by such users, have located near competitive facilities that are already in operation, such as in Hollywood or Atlanta. While it is management’s opinion that there is a substantial demographic of potential users of our facilities and talent in proximity to our location (especially with respect to the music industry, given that we are located close to Nashville (“Music City” USA), Tennessee), there can be no assurances that this demographic (or any sector of the entertainment industry) will use our facilities and services rather than those of our competitors.

Strategic and Macro Risks; Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and we have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Worldwide Stages was incorporated under the Tennessee Business Corporation Act on March 23, 2023. Its predecessor companies were formed as Tennessee limited liability companies beginning in 2019. We have not yet generated sustained profits. The likelihood of the Company’s creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a new industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We are targeting a new and unproven segment in our geographic region. Our facility is the first of its kind in the geographic region. While cities such as Los Angeles and Atlanta have several soundstage complexes and a history of demand for those complexes, the audience for our facilities and services locally is new and unproven. While there is a significant population of local music touring production companies and film/TV production companies/talent, these entertainment industry professionals have historically travelled to other locations to produce their entertainment content because of the lack of adequate local facilities. While we plan to provide facilities which will encourage the local entertainment professionals to use our location, there can be no guarantee that these professionals will do so.

Our business projections are only projections. Although we have prepared the projections of our business prospects in good faith and believe that they have a reasonable basis, there can be no assurance that we will meet our plans or projections, that we will be able to find sufficient demand for our services, or that we will be able to provide the service at a level that allows us to make a profit and still attract business.

If we are unable to gain any significant market acceptance for our service, or establish a significant market presence, we may be unable to generate sufficient revenue to continue our business. Our growth strategy depends substantially on our ability to successfully market our soundstages and ancillary facilities to prospective production companies, artists and others in the entertainment field. However, our planned business model may not achieve significant acceptance. Such acceptance, if achieved, may not be sustained for any significant period. Failure of our facilities to achieve or sustain market acceptance could have a material adverse effect on our business, financial conditions, and the results of our operations.

Our production facilities may not find acceptance with the entertainment industry. There are no facilities in the local area comparable to those we plan to build and operate, such that there is no current proven local demand for the facilities and services we will be offering beyond that we created him over the term of our limited operating history. Additionally, we are a new company with limited established visibility and recognition in the entertainment community. If our production facility is not accepted by the marketplace as anticipated, we may not be able to generate the revenues or profit anticipated and our business plan may fail.

Because a significant proportion of the Offering is to be used to construct soundstages and other facilities that could take a year or more to complete (and longer to generate revenues), a significant amount of time may elapse between raising funds and the receipt of revenue from use of such funds. A significant proportion of the Offering (see “Use of Proceeds to Issuer”) will be used to construct soundstages and other facilities. Such construction may take a year or more to complete (and it may take a significant amount of time before the newly constructed soundstages can be fully used to produce anticipated revenue). Therefore, a significant amount of time may elapse between raising funds and the receipt of revenue from the new soundstages and other facilities that we intend to build with the proceeds of the Offering. Other investment opportunities may offer greater returns after discounting for time. Furthermore, the longer we spend on construction of the new soundstages and other facilities (or their being less than fully utilized), the probability of experiencing other risks described in this section will increase.

Our management has discretion regarding the use of proceeds from the Offering. Our success will depend substantially on the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in “Use of Proceeds to Issuer” is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projects involving real estate renovation and/or development can be risky, with construction delays and resultant increased costs, budget overruns and related risks that could hinder our operating results and decrease our net income. A portion of the proceeds will be used for renovation of our current physical facility. From time to time, we may also acquire unimproved real property or properties that are under, or that require, development or construction. Renovating existing facilities and/or developing such projects usually requires significant capital investment to fund expenditures on activities whose costs can vary over time. Such use of proceeds will be subject to the uncertainties associated with the renovation, development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction/renovation contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction or renovation. These and other factors can result in increased costs or loss of our investment. In addition, we will be subject to normal utilization risks relating to renovated properties and/or newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of the property upon completion of renovation and/or construction when agreeing upon pricing at the time we acquire or decide to renovate the property. If our projections are inaccurate, we may pay too much for a property, renovation, and/or construction, and the return on our investment could suffer.

We intend to use the proceeds of this Offering to build Hollywood-style/sized soundstages to which we previously have not had access, but the market for these soundstages is unproven and may not create the profits we anticipate. Our current facilities were renovated from prior industrial usage to accommodate entertainment-related uses. A substantial portion of our proceeds from this Offering will be used to build much larger soundstages, comparable to those in entertainment production centers such as Los Angeles and Atlanta. We have not yet constructed such larger soundstages and will depend on third-party architects and builders to assure that the new soundstages will be able to accommodate the evolving needs of the entertainment industry. While we have investigated the fully loaded costs of such construction, we do not know the exact cost of executing the complete buildout of the new soundstages and other improvements required to support them. In the case of a higher-than-expected cost of execution in building the new soundstages and making these necessary ancillary improvements to our property, we may not be able to execute our business plan as anticipated, we may have cost overruns or construction delays, we may have regulatory issues, the profits anticipated from eventual use of the soundstages may not be realized, other expenses that are not currently anticipated may need to be incurred, and other factors beyond our control may interfere with the success of the construction and our profitability. If any factors deter or make it unable for us to execute the business plan, we may never achieve profitable operations and may have to cease our operations, resulting in the complete loss of your investment.

Our assets have a limited purpose. The real estate that we currently own as well as that we expect to acquire, develop and/or manage in the future is specifically designed as a creative community where top entertainment production companies can create, innovate, incubate and rehearse their upcoming tours and productions. Our property, as developed, includes facilities and ancillary services to support the music touring and television/film production industries and provide leased space for creative artist support service providers (including businesses ranging from audio and lighting companies to innovative special effects companies, set designers, and a myriad of other companies who support the concert touring industry). Consequently, our real estate and improvements may not be easily adapted or converted for other uses, which may reduce the value of the real estate that we own.

Our concentration upon construction and operation of soundstages and other facilities in a single geographic region may increase our risk of loss compared to more diversified development companies. Our facilities are and will be concentrated in one geographic region, such that downturns relating generally to such region may reduce our net income and the value of our stock. Other, larger businesses with which we must compete may be able to partially reduce their risk of incurring operating losses by simultaneously developing and operating numerous projects that span multiple locations, genres, audiences, markets, and platforms. We will use the proceeds of the Offering to construct, renovate, and/or operate facilities at only one location. This concentration makes an investment in us more susceptible to the risk of loss than investment in a diversified company that may have multiple geographic locations or be able to construct and operate facilities that appeal to a broader range of the entertainment industry.

Our success depends substantially on the entertainment industry, which is highly unpredictable, and there is no guarantee we will be successful in the market. Our success will depend upon the entertainment industry that uses our facilities. Entertainment industry needs, trends and preferences change and are notoriously difficult to predict. Soundstages and other facilities that do not meet the needs, trends, and preferences of the entertainment industry over time may end up being unprofitable to operate or require significant capital expense to modify in order to operate profitably. If we fail to anticipate and respond to the future needs, trends, and preferences of the entertainment business as it changes over time, our business and financial performance will likely suffer.

Technological advances may reduce demand for the entertainment content intended to be produced at our facilities and the facilities themselves. The entertainment industry in general, and the music, motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of our facility.

A decrease in the demand for and value ascribed to entertainment media in general, regardless of the cause, may increase our costs and/or negatively affect our profitability. Our success in achieving our objectives depends on the demand for and value of entertainment media in general in the U.S. and major international territories. If the demand for and value of entertainment media decreases relative to current market values, the production companies that plan to use our facilities may not be able to afford our facilities and we may not be operate profitably, if at all.

The facilities that generate the most significant portion of our revenues may not succeed if we receive unfavorable reviews from the press or from influencers in the entertainment industry. The financial success of a facility like the one we operate and plan to operate depends largely on the reaction of the public and/or the operator’s clients and customers, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Company. To the extent that we receive unfavorable reviews from these reviewers and critics, our chances of our success may be substantially diminished, which could materially and adversely affect our results of operation.

There can be no guarantee that we will reach our funding target from potential investors. Due to our early-stage nature and the fact that this is a “best efforts” offering that will have periodic closings on a “rolling” basis, with no minimum size for the Offering, there can be no guarantee that we will reach our funding target from potential investors. If we do not reach our maximum funding target, we may not be able to fully achieve our investment objective. This could in turn result in slower development of facilities than we plan, which could hinder our growth and have a material adverse effect on our results of operation.

Our growth depends on external sources of debt and equity capital, which are outside of our control and affect our ability to satisfy debt obligations, continue operations as projected, and/or generate profits. We rely currently, and may in the future continue to rely, on third-party sources to fund our debt and equity capital needs. Our access to third-party sources of capital depends, in part, on general market conditions, the market’s perception of our growth potential, our current debt levels, our credit ratings, our current and expected future earnings, and our cash flows and cash distributions. Without access to third-party sources of capital, we may not be able to meet the capital and operating needs of our existing and planned future facilities, continue operations as projected, or satisfy our debt service obligations or generate profits. Additionally, our current debt facility requires us to obtain the consent of our lender before incurring additional debt.

Risks Related to Securities in this Offering

Investors will hold a small minority interest of the total voting power of our shareholders. We have issued 5,500,000 shares of our Class A Common Stock, each share of which class has 100 votes, compared to the Class B Common Stock, which has one vote per share. Accordingly, investors in this Offering will hold only a small minority of the total voting power of our shareholders for the foreseeable future and will not be able to direct our operations.

We are offering our Class B Common Stock pursuant to Tier 2 of Regulation A, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Class B Common Stock less attractive to investors as compared to a traditional initial public offering. As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our Class B Common Stock less attractive to investors that are accustomed to enhanced disclosure and more frequent financial reporting of the nature that accompany a typical IPO of an emerging growth company with shares listed on a stock exchange such as Nasdaq. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include needing to file only semiannual reports as opposed to quarterly reports and far fewer circumstances when a current disclosure would be required. In addition, there continues to be some regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance to which we may be subject. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our shares, we may be unable to raise the funds necessary to fund our business or to make future offerings, which could impair our ability to fully advance our business plan, which could materially and adversely affect our financial position and results of operation.

Because this Offering is a “best efforts” offering rather than an underwritten offering and there is no minimum amount that must be sold, we may not raise enough capital to fund our business plans. This Offering is being conducted on a “best efforts” basis. No guarantee can be given that all or any of the securities will be sold, or that sufficient proceeds will be available to conduct successful operations. Sale of a relatively small amount of shares in the Offering may reduce our ability to achieve financial results, acquire or improve real estate consistent with our needs, complete the entertainment campus concept, develop all of the physical facilities required to support top music touring or film and TV production companies, spread the risks of investment across sufficient assets capable of obtaining financial returns consistent with our financial projections, or achieve all (or a substantial proportion) of our goals.

We have arbitrarily set the Offering price. We have set the price of our Class B Common Stock at $10.00 per share. We established the valuation for the Offering based primarily upon the amount of capital we have determined is necessary to develop the first phase of our production campus by building new soundstages and building/renovating ancillary production facilities. This Offering share price is not directly related to our assets, book value, or results from operations. Unlike listed companies that are valued publicly through market-driven stock prices, valuations for companies at this stage are speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a new company. You should not invest if you disagree with this valuation.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this Offering. Prior stockholders have paid substantially less per share of our common stock than the price in this Offering. The Offering price of our Class B Common Stock will be substantially higher than the net tangible book value per share of outstanding common stock before completion of the Offering. Based on our net tangible book value as of December 31, 2022 and upon our issuance and sale of 6,000,000 shares (not counting sales of shares by selling shareholders) of Class B Common Stock at an assumed initial Offering price of $10.00 per share, if you purchase our Class B Common Stock in this Offering, you will pay more for your shares than the amounts our existing stockholders paid for their shares, and you will suffer immediate dilution of approximately $6.31 per share in net tangible book value. Dilution is the amount by which the Offering price paid by purchasers of our Class B Common Stock in this Offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this Offering. We also expect to reserve a total of 1,000,000 shares of Class B Common Stock for future issuance under an incentive plan for employees, vendors, and major artists that use our facility that we may adopt, and we may issue approximately 1,666,666 shares of Class B Common Stock (based on the assumed Offering price of $10.00 per share), pursuant to certain conversion rights that we may grant to certain lenders to convert to Class B Common Stock certain indebtedness we may issue. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock incentive plans. See “Dilution.”

This Offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. We may conduct a closing at any time and from time to time. At that point, investors whose Subscription Agreements have been accepted will become shareholders in the Company. In light of our early stage of development, our business is likely to change significantly during the Offering period. We may file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be shareholders of the Company and will have no such right.

Operational Risks, including Cybersecurity

If we cannot generate or raise sufficient funds, we will not succeed. We and the selling shareholders are offering Class B Common Stock in the amount of 7,500,000 shares and up to $75,000,000 in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to us or to the broader economy, we may not survive. If we are able to raise only a substantially lesser amount than the maximum amount of this Offering, we will have to find other sources of funding for some of the plans outlined in “Use of Proceeds to Issuer.”

Future fundraising may affect the rights of investors. To expand our operations and facilities as we intend, we are likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over our financial resources.

If we are unable to manage our future growth, our business could be harmed and we may not become profitable. If we were to experience significant growth and continuously improve our facilities, that could place a significant strain on management, financial, operating, and technical resources. Failure to manage growth effectively could have a material adverse effect on our financial condition or the results of our operations. Since the acquisition of the current facility in May 2021, we have been deficit financed by private equity investors and debt (some of which debt is secured by a mortgage on our principal assets). We have generated only limited revenue from business operations to date. All proceeds currently held by us are the result of our limited operations, the private equity funds we initially obtained, and the debt we have incurred.

We anticipate sustaining continued operating losses. We anticipate that we will continue to sustain operating losses. Our ability to become profitable depends on our operational success. There can be no assurance that this will occur. We may also incur major losses if certain macroeconomic or other extraordinary events, which may affect the demand for our facilities in ways that are unexpected, unprecedented, or inconsistent with historical trends or results. If we sustain losses over an extended period of time, we may be unable to continue in business.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results. We collect and retain certain personal information provided by our investors and clients who use our facilities (such as names, addresses, telephone numbers, and similar personal data) and have a series of digital cameras that continuously capture images of our facility (and transmit such images into a central command and control center that monitors and stores such images, which command and control center includes software that allows facial and license-plate recognition). While we expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. Increasing reliance on technology increases the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our clients, and private data exposure, any of which could negatively impact our reputation and financial results.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for it, including (without limitation) equipment supply, shipping, accounting, legal work, public relations and advertising. Some of these third parties may fail to perform their services or perform them in an unacceptable manner. We may experience delays, defects, errors, or other problems with their work that will materially and adversely affect our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely affected by our reliance on third parties and their performance.

Increases in the cost of labor and entertainment union activity and work stoppages could materially affect our financial performance. Our business is labor intensive, and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. Currently, none of our employees is represented by labor unions. Many in the entertainment industry, however, are represented by unions that from time to time execute strikes or work slowdowns. Strikes, work stoppages or slowdowns experienced by any of our potential customers or clients could result in reduced demand for our facilities and services, and result in a material and adverse effect upon our financial condition and results of operation.

Our operating results may prove unpredictable, which could negatively affect our profit. Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which we have no control. Factors that may cause our operating results to fluctuate significantly include: our inability to generate enough revenue, profits, and/or working capital from renting the new soundstages to be constructed with the proceeds of this Offering; our inability to secure entertainment projects with sufficient funds to pay the rates we set for use of our facilities; the level of commercial acceptance of our facilities within the entertainment industry; fluctuations in the demand for the facilities we provide; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and general economic conditions. If realized, any of these risks could have a material adverse effect on our business, financial condition and operating results.

Our real estate assets will be subject to the risks typically associated with real estate. Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

●	natural disasters such as hurricanes, earthquakes and floods;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective purchasers or users;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties; and

●	the potential for uninsured or underinsured property losses.

The value of our property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with the property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the property. Our renovation, acquisition and development of properties will be premised on assumptions about utilization levels and amounts that we can charge, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. These factors may have a material adverse effect on our financial condition and results of operation.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business. From time to time, we may be subject to allegations, claims and legal actions arising in the ordinary course of our business, which may include claims by third parties, including guests or clients who visit or work in our facilities or our employees. The outcome of many of these proceedings cannot be predicted, and some of these proceedings may not be covered under insurance policies that we maintain, which could result in our incurring primary liability for any adverse outcome. If any of these proceedings were to be determined adversely to us, and a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

Risks of Uninsured Losses. We intend to carry insurance on our business and assets against hazards ordinarily associated with business operations. However, some events may be uninsurable or insurance coverage for such events may not be economically practicable or there may be maximum amounts of coverage such that a hazard loss would not be completely covered by proceeds from insurance coverages. Losses from earthquakes, floods, or other weather phenomena, for example, which could occur may be uninsured and cause losses to us. In addition, insurance may lapse without proper notice to us such that we may become temporarily uninsured and sustain damage during this period.

Personnel Risk

Key management personnel may leave the Company, which could adversely affect our ability to continue operations. Because we depend on the efforts of our CEO and a small management group of officers and directors, the loss of such key personnel in the future could have a material adverse effect on our business. There is no guarantee that replacement personnel, if any, will enable us to operate profitably.

The inability to attract and retain other highly qualified personnel in the future could harm our business. To be successful, we require capable people to run our day-to-day operations. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, construction, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for those positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, our business will likely suffer from not having the right employees in the right positions at the right time. This would likely adversely affect the value of your investment.

Economic Risk

A prolonged economic slowdown or a lengthy or severe recession could harm our operations. Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and value of our assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess availability of venues providing the same or similar services and experiences as we provide, could have a material and adverse effect on our financial condition and results of operation, which could significantly and negatively affect the value of your investment.

Reputational Risk

There may be an adverse reaction to certain productions or production companies or talent that use our facilities. We attempt to be as content-neutral as possible. We plan to market to a diverse demographic within the entertainment industry that produces feature films, television shows, music videos, podcasts, virtual production/reality experiences, multi-media content, and new forms of entertainment content, along with entertainment and corporate events. We will also rent non-production office, warehouse, storage, mill-shop, and other types of facilities to a diverse demographic. Final decisions with respect to who is allowed to use our facilities are made by our management team. We may choose to allow use of the facilities for projects or purposes or to tenants that are unpopular or controversial or with whom you do not agree. That could lead to such things as boycotts of our facilities by other companies or entertainers and result in a material adverse effect on our financial condition and results of operation.

Regulatory Risks

Compliance with governmental laws, regulations and covenants that are applicable to our properties may adversely affect our business and growth strategies. Our properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants may require us to obtain approval from local officials at any time with respect to our commercial properties, including before acquiring any additional/adjoining properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our Class B Common Stock to decline.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to the Fair Housing Amendments Act of 1988 and the Rehabilitation Act of 1973) may decrease cash available for distributions to our investors. Our facilities may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. If one or more of our properties that we acquire, develop or operate are not in compliance with the ADA or similar laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Public Health Risks, Including Covid-19

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business. Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the 2019 outbreak of COVID-19. The spread of COVID-19 led to severe disruption and volatility in the global capital markets, as well as “shelter-in-place” or other such orders by governmental entities that disrupted companies not deemed “essential” by requiring those companies’ employees, who could not perform their responsibilities from home, not to report to work. A similar future outbreak or pandemic would materially and adversely affect our financial condition and results of operation. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Common Stock and the financial condition of our investors or potential investors, resulting in reduced demand for the Class B Common Stock generally.

Accounting and Tax Risks

If deficiencies or material weaknesses are identified our internal control over financial reporting, we may not be able to report our financial condition or results of operations accurately or timely, which may result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies, and ultimately have an adverse effect on our business or financial condition. As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential regulatory investigations, civil or criminal sanctions and class action litigation.

Our financial statements include a going concern opinion. Our financial statements were prepared on a “going concern” basis; however, as noted in the opinion from our auditors, certain matters, as described in the accompanying financial statements, indicate there is substantial doubt about our ability to continue as a going concern. We are in the start-up stage and as such, we have generated only insignificant revenues from our operations. On December 31, 2022, our current assets exceeded our current liabilities by only approximately $626 thousand and, as of that date, we had generated substantial operating losses and expect to continue generating losses in the immediate future. Our ability to continue as a going concern depends on our generating income and profits from our current facility while we build out new facilities with the proceeds from this Offering and seek to obtain adequate financing from third parties and related parties to finance our ongoing operations. There is no assurance that we will be successful at these initiatives. These material uncertainties may cast significant doubt about our ability to continue as a going concern. Our financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if we were unable to achieve profitable operations or obtain adequate financing.

Our property may be subject to impairment charges. We will periodically evaluate our real estate holdings for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, user performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that any such adverse changes will be reversed in the future and any decline in the impaired property’s value could be permanent.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our financial condition, results of operations and cash flow. The real property taxes on our property may increase as property tax rates change or as our properties are improved or assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Class B Common Stock and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Geographic; Climate and Political Risks

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our facilities and to the production companies who occupy the facilities and negative macro-economic conditions (such as rising interest rates, inflation, and other economic conditions beyond our control) would have a strong negative effect on us. Our business and to a greater extent the production companies who occupy the facilities are both subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible to meet the production or similar schedules, could result in significant cost increases and could decrease demand for our facilities. To the extent the entertainment industry is affected by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be materially and adversely affected.

In addition, as an early-stage company, we rely on investments to fund our business. To the extent our investment flow is interrupted by disasters and/or the effect they have on the economy, our ability to maintain operations could be severely hampered.

Climate change may adversely affect our business. To the extent that climate change does occur and affects the markets in which our facilities are located, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for properties that we acquire, develop and operate. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a property and its related services would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our properties in order to comply with such regulations.

Social and political conditions or civil unrest in the U.S could adversely affect demand for our facilities or services. Socio-political factors, such as civil unrest or other economic or political uncertainties that contribute to overall consumer unease or general economic slowdowns may also result in decreased spending by our clients and customers. We may experience business interruptions resulting from social or political disruptions, or other uncertainties that affect consumer and business confidence. These events could cause us to close our facilities, causing our revenue to decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. These and other social, political and economic factors, even if temporary, could adversely affect demand for our facilities or services, which would negatively impact our business, results of operations and financial condition.

Governance Risks

The Company is controlled by Kelly Frey, Sr., one of our founders. One of our founders and our CEO, Kelly Frey, Sr., currently holds a significant portion of our Class A Common Stock, which gives him control over voting for our board of directors (the “Board”) and for certain shareholder actions. At the conclusion of this Offering, he will continue to hold a majority of our voting power. Therefore, investors in this Offering will not have the ability to affect elections of directors or matters presented to a vote of shareholders. See “Securities Being Offered.”

The dual class structure of our common stock has the effect of concentrating voting control with our Company’s founder and CEO and certain other holders of our Class A Common Stock; this voting structure will limit or preclude your ability to influence corporate matters. Our Class A Common Stock has one hundred votes per share and our Class B Common Stock has one vote per share. Holders of our Class A Common Stock, including our founder and CEO, together hold a substantially majority of the combined voting power of our outstanding capital stock, and therefore are able to control the outcome of all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Tennessee, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the “Subscription Agreement”). In the Subscription Agreement, investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Tennessee, for the purpose of any suit, action or other proceeding arising out of or based upon the Subscription Agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. To the extent it is enforceable, however, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. If you invest in this Offering, you will be bound by the Subscription Agreement, which includes a provision under which you waive the right to a jury trial of any claim you may have against us arising out of or relating to the Subscription Agreement, including any claims made under the federal securities laws. By signing the Subscription Agreement, you warrant that you have reviewed this waiver with your legal counsel, and knowingly and voluntarily waive your jury trial rights following consultation with your legal counsel.

If we oppose a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Tennessee, which governs the agreement, by a federal or state court in the State of Tennessee. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against us in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to you as the plaintiff in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of our securities or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately before the transfer of the shares, including but not limited to the Subscription Agreement.

Risks of Owning Our Securities

There is currently no active trading market for our securities, and an active market in which you can resell your Class B Common Stock may not develop or be sustainable. Currently, no active trading market for any Class B Common Stock exists, and an active market may not develop or be sustainable, whether public or private. If an active public or private trading market for our securities does not develop or is not sustainable, it may be difficult or impossible for you to resell your Class B Common Stock at any price. Although there is a possibility that a trading platform, or alternative trading system (“ATS”), which is a discretionary and irregular matching service of a registered broker-dealer, may develop as a venue for facilitating secondary trading of shares of Class B Common Stock and permit some liquidity, an ATS does not operate like a stock exchange or other traditional trading markets. Trading windows for shares may occur infrequently and may be open for only brief time periods. There can be no assurance an ATS will accept our shares for trading or, if it does, that matching transactions will be found for any given shareholder who attempts to purchase or sell shares during an ATS trading window. Furthermore, there can be no guarantee that any broker will continue to provide these services or that we will pay any fees or other amounts that would be required to maintain that service. Without any such matching service, it may be difficult or impossible for you to dispose of your shares, and even if there is such a matching service you might not be able to effect a resale at a desired price or at all. Accordingly, you may have limited or no liquidity for your shares. Even if a public or private market does develop for our shares, the price at which you could sell your shares might be below the amount you paid for them.

There may be state law restrictions on your ability to sell the Class B Common Stock. Each state has its own securities laws, often called “Blue Sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for brokers and dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker or dealer must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our shares. There may be significant state Blue Sky law restrictions on the ability of shareholders to sell, and on purchasers to buy, our shares. You should consider the resale market for our securities to be limited. You may be unable to resell your securities, or you may be unable to resell them without the significant expense of state registration or qualification, or opinions to our satisfaction that no such registration or qualification is required.

If a market ever develops for the Class B Common Stock, the market price and trading volume of our Class B Common Stock may be volatile. If a market develops for the shares, through an ATS or otherwise, the market price of the shares could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our shares may decline as well. In addition, fluctuations in operating results or the failure of operating results to meet the expectations of investors may negatively affect the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

The shares of Class B Common Stock are equity securities and are subordinate to our existing and future indebtedness. The securities issued in this Offering are common equity interests in the Company. This means that the shares will rank junior to all existing and future indebtedness of the Company, all preferred shares of the Company (including our existing Class A Preferred Stock and Class B Preferred Stock that, in the aggregate, have a $20 million liquidation preference), and to other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including claims in liquidation. Additionally, unlike debt that customarily requires principal and interest payments on specified due dates, (1) dividends are payable only when, as, and if declared by the Board, (2) dividends will not accumulate if they are not declared, and (3) the Company will be subject to restrictions on dividend payments and redemption payments out of lawfully available funds. Further, the securities place no restrictions on our business or operations or on our ability to incur additional indebtedness or engage in any transactions, subject only to the limited voting rights required under Tennessee law.

We cannot assure you that we will pay dividends on our Class B Common Stock, and several factors could limit our ability to pay dividends. After completion of this Offering, we do not intend to immediately begin paying dividends on our outstanding stock. Paying cash dividends on our Class B Common Stock, subject to our compliance with applicable law, will depend on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early-stage employees at a low cash cost, because they are, in effect, putting their “sweat equity” into the company. When we seek cash investments from outside investors, like you, new investors typically pay a much larger amount for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders assuming that the shares are sold at $10.00 USD per share. The schedule presents shares and pricing as issued and reflects all transactions since Inception.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the Company as of August 10, 2023, and excludes sales by selling securityholders in this Offering.

	Date Issued(1)	Issued Shares(2)(3)	Total Issued and Potential Shares(3)	Effective Cash Price at Issuance or Potential Conversion(4)
Class B Common Stock	-	-	-	$-

Securities Convertible into Class B Common Stock(1)	2019	11,000,000	11,000,000	$0.41/share
Investors in this Offering, assuming $60,000,000 raised	2023	7,500,000	-	$10.00/share
Total after inclusion of this Offering		7,500,000	17,000,000	$3.69/share

(1)	As of the date of commencement of this Offering, no shares of our Class B Common Stock were issued and outstanding. The securities convertible into our Class B Common Stock were deemed to have been issued when the shareholders made their original investments into our Predecessors.
(2)	Includes:
● Class A Common Stock, which can be converted into 5,500,000 shares of Class B Common Stock
● Class A Preferred Stock, which can be converted into 3,000,000 shares of Class B Common Stock
● Class B Preferred Stock, which can be converted into 2,500,000 shares of Class B Common Stock
(3)	Of the 7,500,000 shares being issued in the Offering, 6,000,000 are being issued by the Company and 1,500,000 are being sold by the selling shareholders named in this offering circular. After the Offering (if fully subscribed), shareholders purchasing in the Offering will hold 7,500,000 shares of our Class B Common Stock and the original shareholders will continue to own 9,500,000 shares of our Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock, all of which is convertible, on a one-for-one basis, into shares of our Class B Common Stock.
(4)	Weighted average pricing presented.

The following table illustrates the dilution that new investors will experience upon investment in the Company relative to existing holders of our securities. Because this calculation is based on the net tangible assets of the Company, we are calculating based on our net tangible book value of $4,547,436 as of December 31, 2022.

The table presents four scenarios for the convenience of the reader: a fully subscribed $60,000,000 raise from this Offering, a $45,000,000 raise from this Offering, a $30,000,000 raise from this Offering, and a $15,000,000 raise from this Offering, in each case excluding shares being offered by the selling shareholders.

Percentage of funding	100%	75%	50%	25%
Offering price	$10.00/share	$10.00/share	$10.00/share	$10.00/share
Total Gross Proceeds	$60,000,000	$45,000,000	$30,000,000	$15,000,000
Total Shares outstanding Before the Offering	11,000,000	11,000,000	11,000,000	11,000,000
Net Tangible Book value as of December 31, 2022	$4,547,436	$4,547,436	$4,547,436	$4,547,436
Net Tangible Book value per share Before the Offering	$0.41/share	$0.41/share	$0.41/share	$0.41/share
Proforma outstanding Shares after Offering	17,000,000	15,500,000	14,000,000	12,500,000
Offering Expense(1)	$1,750,000	$1,500,000	$1,200,000	$1,000,000
Proceed from the Offering (net of expenses)	$58,250,000	$43,500,000	$28,800,000	$14,000,000
Proforma Net Tangible book value after Offering	$62,797,436	$48,047,436	$33,347,436	$18,547,436
Increase in book value	$58,250,000	$43,500,000	$28,800,000	$14,000,000
Proforma Net tangible book value per share after Offering	$3.69/share	$3.10/share	$2.38/share	$1.48/share
Increase in book value per share	$3.28/share	$2.69/share	$1.97/share	$1.07/share
Offering price	$10.00/share	$10.00/share	$10.00/share	$10.00/share
Dilution per share to new investors	$6.31/share	$6.90/share	$7.62/share	$8.52/share
Percent dilution	63.1%	69.0%	76.2%	85.2%

(1)	The Offering costs assumed in the table include fees to Dalmore, accounting fees, Blue Sky fees, and Edgarization and other costs and expenses incurred for this Offering. See Use of Proceeds to Issuer.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions we may take. If we issue additional shares, your stake could be diluted. In other words, when we issue more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into common stock. For example, we have reserved 1,000,000 shares of Class B Common Stock to be issued in the future to employees under an equity incentive plan. In addition, we may, from time to time, offer equity incentives to our vendors and clients who use our facilities.

If we decide to issue more shares, including through the issuance of convertible debt or warrants to lenders, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2023, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2023, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2024, the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. If the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that we have issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions we take. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Company and the selling shareholders are offering up to 7,500,000 shares of Class B Common Stock in this Offering at $10.00 per share, with a minimum investment of $100.00. See “Securities Being Offered.” There is no minimum amount we are required to raise from the shares of Class B Common Stock being offered hereby. The shares of Class B Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our business plan. In offering the shares of Class B Common Stock to new investors, 80% will be newly issued shares that we sell, and 20% will be shares that the selling shareholders sell, in each case on a pro rata basis (rounding to eliminate fractional shares) until all of the shares offered in the Offering have been sold. For example, if a prospective investor subscribes for 1,000 shares, we will issue 800 shares to the investor and the selling shareholders will sell 200 of the shares they already own to the investor.

We are conducting this Offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), and shares of Class B Common Stock are being offered and sold only to “qualified purchasers.” For further details on the suitability requirements a prospective purchaser of Class B Common Stock must meet to participate in the Offering, see “ – Investor Suitability Standards” below. As a Tier 2 offering pursuant to Regulation A, the Offering will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, and to the extent that the shares of Class B Common Stock are offered and sold only to “qualified purchasers” or at a time when our Class B Common Stock is listed on a national securities exchange. No sales of shares of Class B Common Stock will be made before the qualification of the Offering Statement by the SEC. The approximate date of the commencement of the sales of the shares of Class B Common Stock will be within two calendar days from the date on which the Offering is qualified by the SEC and on a continuous basis thereafter until the Offering is terminated. This Offering will terminate at the earlier of (a) the date at which the maximum offering amount has been sold; (b) the date we terminate the Offering, in our sole discretion, or (c) the date that is one year from the date of qualification by the SEC.

As explained in greater detail under “ – Broker-Dealer Agreement with Dalmore” below, we have engaged Dalmore Group, LLC (Dalmore) as the broker-dealer of record, but not for underwriting or placement agent services. Dalmore is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. We anticipate that sales of securities will be made only in states where Dalmore is registered as a broker-dealer.

The selling shareholders will pay the 1% fee to Dalmore for the shares of Class B Common Stock they sell in the Offering, any expenses they incur for accounting, tax or legal services, and any other expenses they incur to dispose of their shares of Class B Common Stock. We have agreed to pay all other fees and expenses incident to the filing of and qualification by the SEC of the Regulation A Offering Statement and the Offering Circular.

The subscription funds tendered by prospective shareholders as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital Private Securities Corporation, which is acting as the escrow agent (the Escrow Agent), and will not be commingled with our funds until, if and when there is a closing. We intend to hold closings on no less than a monthly basis. At each closing, the Escrow Agent will make the funds tendered by shareholders available to us, and we will issue 80% of the shares of Class B Common Stock subscribed by investors and coordinate with the selling shareholders so that they will sell 20% of the shares of Class B Common Stock subscribed by investors.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week at invest.worldwidestages.com. We will also publicly market the Offering using general solicitation through methods that include emails to potential investors, the internet, social media, and any other means of widespread communication.

The following table shows the total fees payable to Dalmore in connection with this Offering by the Company and the selling shareholders, assuming a fully-subscribed Offering:

	Per Share	Total
Public Offering Price	$10.00	$75,000,000
Dalmore Fees	$0.10	$750,000
Proceeds, before expenses, to the Company	$9.90	$74,250,000

Broker-Dealer Agreement with Dalmore

Pursuant to the broker-dealer agreement dated as of February 27, 2023 between the Company and Dalmore (the “Dalmore Agreement”), Dalmore will serve as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. Dalmore has also agreed to perform the following services in exchange for the compensation described below:

●	Review investor information, including KYC (Know Your Customer) data, AML (Anti-Money Laundering), OFAC compliance background checks (it being understood that KYC and AML processes may be provided by a qualified third party);

●	Review each investor’s Subscription Agreement to confirm such investor’s participation in the Offering, and provide confirmation of completion of such subscription documents to the Company;

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

●	Keep investor information and data confidential and not disclose to any third party except as required by regulatory agencies or in the performance of Dalmore’s performance under the Broker-Dealer Agreement (e.g., as needed for AML and background checks);

●	Coordinate with third party providers to ensure adequate review and compliance; and

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to the Escrow Agent.

Under the Dalmore Agreement, in addition to the 1% fee described above, in exchange for the services described above Dalmore will receive:

●	a $5,000 one-time expense fee for out-of-pocket expenses that Dalmore anticipates incurring, such as preparing the FINRA filing, due diligence expenses, working with our counsel in providing information to the extent necessary, and any other expenses Dalmore incurs in connection with the Offering, which is refundable to the extent it is not used or incurred; and

●	a $20,000 one-time consulting fee upon the issuance of the FINRA no objection letter.

Assuming we raise the maximum amount in the Offering, we estimate that the total fees and expenses of the Offering that (a) we will be obligated to pay Dalmore will be approximately $625,000 in cash; and (b) the selling shareholders will be obligated to pay Dalmore will be approximately $150,000 in cash.

Investor Suitability Standards

Our Class B Common Stock is being offered and sold only to “qualified purchasers,” as defined in Regulation A under the Securities Act. “Qualified purchasers” include:

(a)	“accredited investors” as defined in Rule 501(a) of SEC Regulation D and

(b)	all other investors so long as their investment in shares of Class B Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

●	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

●	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. Our shares of Class B Common Stock will not be offered or sold to prospective investors that are subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We and Dalmore, in its capacity as broker of record for the Offering, will be permitted to make a determination that subscribers are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Class B Common Stock may involve significant risks. Only persons who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Class B Common Stock. See “Risk Factors” beginning on page 4.

Procedures for Subscribing

After the qualification of this Offering Statement by the SEC, if you are a “qualified purchaser” as described above and decide to subscribe for any shares of Class B Common Stock in this Offering, you should:

1.	Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular or attached to it or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any shares of Class B Common Stock is suitable for you.

2.	Go to invest.worldwidestages.com. and click on the “Invest Now” button.

3.	Review, complete and execute the Subscription Agreement and return it to us as instructed. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by a subscriber’s online investment form.

4.	Once the completed Subscription Agreement is signed, you must deliver funds directly by wire, debit card, or electronic funds transfer via ACH to the specified account in an amount equal to the purchase price for number of shares of Class B Common Stock you have subscribed for (as set out on the front page of your Subscription Agreement) into a non-interest-bearing escrow account with the Escrow Agent. Once funds or documentation are received, an automated AML check will be performed to verify the identity and status of the investor. The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected and, if accepted, such further time until you are issued the shares for which you subscribed.

5.	Both we and Dalmore will review the subscription documentation that you complete and sign. You may be asked to provide additional information, and either we or Dalmore may contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time before a closing.

6.	Once the review is complete, you will be informed whether your subscription is approved or denied and if approved, the number of shares you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. We accept subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

7.	If all or a part of your subscription is approved, then the number of shares you are entitled to subscribe for will be issued to you upon a closing. Simultaneously with the issuance of the shares, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to our account and the account of the selling shareholders as consideration for those shares.

The form of our Subscription Agreement is available at invest.worldwidestages.com as noted above, and it is filed with the SEC as Exhibit 4.1 to the Offering Statement of which this Offering Circular is a part. By executing the Subscription Agreement, you agree to be bound by its terms. Both we and Dalmore will rely on the information you provide in the Subscription Agreement and any supplemental information you provide to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes before you being issued shares, please notify us or Dalmore immediately using the contact details set out in the Subscription Agreement.

Transfer Agent

We have engaged United Transfer Agency, LLC as our transfer agent with respect to our Class B Common Stock. Our transfer agent will issue or transfer the shares of Class B Common Stock that you purchase in the Offering to you in electronic “book entry” form upon acceptance of your Subscription Agreement, confirmation of funds received by the Company and the selling shareholders, as applicable, and a closing conducted by the Company.

Escrow Agent

We have entered into an Escrow Services Agreement with North Capital Private Securities Corporation (the Escrow Agent). The Escrow Agent will hold your subscription funds in a non-interest bearing account pending a closing or the termination of the Offering. While funds are held the escrow account and before a closing of the sale of our Class B Common Stock in bona fide transactions that are fully paid and cleared, (a) the escrow account and escrowed funds will be held for the benefit of the investors, (b) we will not be entitled to any funds deposited into the escrow account, and (c) no amounts deposited into the escrow account will become our property or be subject to any debts, liens or encumbrances of the Company.

When the Escrow Agent receives instructions from us or Dalmore that a closing will occur, and your subscription is to be accepted (either in whole or part), then the Escrow Agent will disburse your subscription funds to our account and to an account for the selling shareholders. If the Offering is terminated without a closing, or if your subscription is not accepted or is cut back due to oversubscription or otherwise, the amounts you placed into escrow will be returned promptly to you without interest or deductions. We will bear any costs and expenses associated with a terminated Offering.

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Certain Provisions in Our Subscription Agreement

Jury Trial Waiver

The Subscription Agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to any of those agreements, including any claim under federal securities laws. By signing the Subscription Agreement an investor will be agreeing to be bound by the terms and the investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision in the Subscription Agreement, subscribers will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions

The Subscription Agreement includes a forum selection provision that require any claims against the Company based on these agreements to be brought in a state or federal court of competent jurisdiction in the State of Tennessee, for the purpose of any suit, action or other proceeding arising out of or based upon the agreements. Although we believe these provisions benefit us by providing increased consistency in the application of Tennessee law in the types of lawsuits to which they apply and in limiting our litigation costs, to the extent they are enforceable, these forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted these provisions to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

USE OF PROCEEDS TO ISSUER

We are offering 6,000,000 shares of our Class B Common Stock in this Offering and the selling shareholders are offering 1,500,000 shares of Class B Common Stock. The Class B Common Stock offered by the selling shareholders is for their respective accounts, and we will not receive any of the proceeds from their sales. The selling shareholders will pay any fees to Dalmore they incur in selling their shares of Class B Common Stock. We will bear all other costs, fees and expenses incurred in effecting the qualification of the Class B Common Stock covered by this Offering Circular, including all registration and filing fees, blue sky fees, printing and Edgarization costs and fees and expenses of counsel and independent registered public accountants.

The table below provides a summary of our estimated intended uses of net proceeds of this Offering for the shares of Class B Common Stock that the Company is offering:

Offering Proceeds to the Company	$60,000,000 (100%) ($USD)	$45,000,000 (75%) ($USD)	$30,000,000 (50%) ($USD)	$15,000,000 (25%) ($USD)
Gross Proceeds from this Offering	$60,000,000	$45,000,000	$30,000,000	$15,000,000
Land Acquisition	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Renovation and Construction	$44,000,000	$31,000,000	$19,000,000	$8,000,000
Offering expenses(1)	$1,750,000	$1,500,000	$1,200,000	$1,000,000
Working Capital	$12,250,000	$10,500,000	$7,800,000	$4,000,000

(1)	Includes: (a) offering, expense, and consulting fees we pay to Dalmore, (b) escrow agent fees, transfer agent fees, and FINRA fees, (c) legal fees, (d) accounting fees, (e) printing and Edgarization expenses, (f) blue sky fees, and (g) miscellaneous other fees.

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

BUSINESS

Overview

Worldwide Stages, Inc. and, when applicable, its Predecessors, owns and operates a 320,000 square foot professional production facility on 38 acres south of Nashville (“Music City” USA), Tennessee. The facility is used by our customers to produce:

●	feature films,

●	broadcast/streaming/OTT/cable television programming,

●	music/concert tours,

●	corporate ads, and

●	other types of entertainment or informational content.

The facility includes not only the soundstages (acoustically and environmentally conditioned structures that provide a safe, comfortable, controlled environment within which to rehearse, stage, and record audio and video) required for entertainment production, but also thousands of square feet of VIP Suites, production offices, secure storage areas, commercial fabrication spaces, a recording studio with two master control booths, and even a 70 seat theater (where production companies can screen their recorded content on a frequent basis in a “real-life, theatrical” environment/on a big projection screen).

We also lease areas within the facility to specialty vendors to the professional production industry and enter into agreements with specialty vendors to the professional production industry that provide a “revenue share” from the vendor back to us for any equipment, supplies and/or services that these specialty vendors provide to the professional productions using our facilities.

History

Our Predecessors were organized beginning in May, 2019 by founders with over 100 years cumulative experience in the entertainment and business development industries. We began negotiations in April 2020 to fund the acquisition and renovation of our current facility (formerly the international headquarters for the Saturn® brand of General Motors). The facility was acquired in May, 2021 and since that time has undergone significant renovation. Even while renovations were underway, professional productions began using the facility, including:

●	Amazon Prime – live concert of Thomas Rhett

●	CMT TV – live-to-tape broadcast programs by Brooks & Dunn, Darius Rucker, and Kelsea Ballerini (three different episodes of their Storytellers series)

●	Episodes of Reese Witherspoon’s music competition “My Kind of Country”

●	Music videos by A-list talent such as Katy Perry and Kane Brown

●	Paramount Network’s “A Nashville Country Christmas” (feature film)

●	Music tour rehearsals and prep by three American idol winners

●	One of the best-selling “girl groups” of all time – TLC (our first client)

No entertainers, celebrities or professional production companies have endorsed or recommended this Offering or this Offering Circular.

We officially opened for business in January 2023, hosting an Amazon Studios feature film starring Academy Award Winner Nicole Kidman and Emmy/BAFTA Winner Matthew Macfadyen in the feature film, “Holland, Michigan.”

Predecessors

While the original acquisition of the facility was partially financed by a local bank, funding also included private equity investments through a private wealth management firm (Valiant Wealth Management of Des Moines, Iowa, or “Valiant”) and its affiliates. The aggregation of that funding resulted in the following structure of the Company:

●	Worldwide Stages, LLC, a Tennessee limited liability company, which essentially functioned as the “parent” and was approximately 17.6% owned by Valiant Worldwide Stages Re Cap, LLC (with the remainder of ownership being held by our three founders, Kelly Frey, Shane Ellis and Mark Long);

●	Worldwide Stages Spring Hill, LLC, a Tennessee limited liability company, which functioned as the “operating company” and was owned 40% by Valiant Worldwide Stages, LLC (“Valiant OpCo”) and 60% by the Worldwide Stages, LLC;

●	Worldwide Stages Spring Hill Realty, LLC, a Tennessee limited liability company, which functioned as the “property company” and held title to our real estate assets, and was owned 40% by the operating company, Worldwide Stages Spring Hill, LLC, and 60% by Valiant Worldwide Stages Spring Hill Realty, LLC (“Valiant PropCo”).

The senior management of Valiant owns Valiant Worldwide Stages Re Cap, LLC. Valiant OpCo and Valiant PropCo are owned by various/different sets of investors whose funds are managed by the senior management of Valiant.

To streamline the business and also to enhance the ability of the business to raise capital, each of the Predecessors, each with the agreement of its investors, agreed to a “roll-up” transaction, pursuant to which the Predecessors would combine with Worldwide Stages, Inc., a Tennessee corporation formed on March 23, 2023 solely for the purpose of facilitating the roll-up and this Offering. Before consummation of the roll-up, Worldwide Stages, Inc., the issuer, had no business activity or operations other than in preparation for the consummation of the roll-up and in preparation for this Offering. The roll-up transaction was consummated on August 10, 2023, immediately following the qualification by the SEC of the Offering Statement on Form 1-A of which this Offering Circular is a part. As a result of consummation of the roll-up, Worldwide Stages, Inc. has succeeded to all of the business and operations of the Predecessors.

The Facility

Current Facility

The Company currently owns and operates a 320,000 square foot facility on 38 acres south of Nashville (“Music City” USA), Tennessee.

The facility has undergone significant renovation to serve the needs of the entertainment industry, including creation of four soundstages (soundstages that have been renovated from prior alternative uses are typically referred to as “repurposed” soundstages).

(Typical Repurposed Soundstage Where Client Has Constructed Multiple Sets for Broadcast TV Series)

The renovation has also included dozens of VIP suites, production offices, hair & makeup rooms, and ancillary production amenities designed to a level such that production companies can use the facility “as is” for sets to do interviews and behind-the-scenes shots that are added as “extras” to their main production content.

Immediate Expansion

Given the use of the facility during renovation and immediately upon opening, we believe that there is sufficient market demand to support immediate expansion and construction of multiple “purpose-built” soundstages comparable in size and functionality to soundstages that the entertainment industry routinely uses in Hollywood, Atlanta, Albuquerque, and other entertainment industry hubs. We believe that these soundstages – the Phase 1 Planned Renovations – should appeal to an even larger segment of the entertainment industry and, based on our current market research, could produce significantly more revenue per square foot than our current “repurposed” soundstages. Production companies that use these new purpose-built soundstages may also occupy ancillary production areas of our current facility (creating additional revenue opportunities for the current facility).

(Conceptual Drawing of Phase 1 Planned Renovations – Four Purpose Built Soundstages)

Future Plans

Assuming the proposed new soundstages are as successful as we expect, we intend to build additional soundstages, warehouse/storage, mill-shop and other facilities typical of a full-sized entertainment studio complex with the goal of maximizing our revenue and profits to the benefit of our investors. We refer to these additional facilities as the Phase 2 Planned Renovations, which Phase 2 Planned Renovations may require additional equity or debt financing to design and build. Given these expansion plans, we have entered into an agreement to acquire an adjoining 18 acres of property (which can be used for storage and parking purposes prior to construction of new purpose-built soundstages and other amenities).

STAGE
25,000 SF
LOADING
BASE CAMP
STAGE
20,000 SF
POND
PARKING
RV PARKING
HELIPAD
MAIN STREET
GREEN SCREEN
URBAN PLAZA
GUARDHOUSE
ENTRY GATES
NORTHFIELD LANE

(Conceptual Drawing of Phase 2 Planned Renovations on Expanded 56 Acre Campus)

Customers/Target Audiences

The Company has identified five primary entertainment industry targets as potential customers:

1.	Top music touring and recording artists (that use the facility for music video production, music touring prep & rehearsal, live & live-to-tape performances, etc.)

2.	Feature Film Production Companies

3.	Broadcast/Streaming/cable & “over-the-top” television/broadcast companies (and the production companies that create content for these distribution channels),

4.	Corporate clients (that use the facility for meetings, training, events, production of commercials, etc.)

5.	Vendors to the entertainment industry.

Music Demographic

The Company is located adjacent to Nashville (“Music City” USA), Tennessee, a major hub for music production.1 Major music artists that have already used our facilities pre-opening/during renovations include notables such as:

●	Thomas Rhett

●	Brooks & Dunn

●	Darius Rucker

●	Kelsea Ballerini

●	Katy Perry

●	Kane Brown

●	Carrie Underwood

●	Walker Hayes

●	TLC (one of the best-selling “girl groups” of all time)

Feature Film Production Demographic

Feature film production is increasing in the state of Tennessee as a result of a new film incentive program providing a rebate of state franchise/excise tax through the Tennessee Department of Revenue (which rebate is in addition to the 25% cash-back incentive program administered through the Tennessee Economic and Community Development Department via Tennessee’s Film & Music Commission). Companies such as Paramount Pictures and Amazon Studios have already used the facility for feature film production.

1	https://en.wikipedia.org/wiki/List_of_people_from_Nashville,_Tennessee

Broadcast Demographic

Broadcast entities such as CMT (an American pay TV network owned by Paramount Media Networks, a division of Paramount Global), Apple TV+ (an American subscription streaming service owned and operated by Apple Inc.), and Amazon Prime (an American subscription video on-demand over-the-top streaming and rental service of Amazon) have already used the facilities repeatedly for live and live-to-tape programming aired on their respective channels.

Corporate Demographic

Corporate clients that have already use the facility range from General Motors (for its national electric vehicle first-responder training program) and Ultium Cells, LLC (a joint venture between LG Energy Solutions and General Motors and supplier of batteries for GM’s range of electric vehicles, including the Hummer EV Pickup and Cadillac LYRIQ) to the local Chamber of Commerce, regional banks, and even an international film festival.

Vendor Demographic

The facility can also accommodate dozens of vendors to the entertainment industry. Such accommodation ranges from office/display/storage space for entertainment vendors such as The MBS Equipment Company (one of the world’s largest sources for lighting, grip and expendables to the entertainment industry) to the rental of parking areas for shipping containers/trailers packed with production gear and to vendors building out sets for entertainment clients (such as the build-out of a three-story, 10,000 square foot aquatic set for a recent feature film).

Competition/Industry Overview

On a national level, we compete with feature film, network, cable and streaming companies that own or lease their own dedicated studios, as well as a number of soundstages that can be rented for independent production. None of these facilities is located within 250 miles of the Company’s current facility (these other facilities are concentrated in congested, major metropolitan areas such as Atlanta, Los Angeles and New York). With respect to feature film production, several states (including the State of Georgia) offer tax credits for certain entertainment content produced in their states (creating competition for feature films/feature film production companies that otherwise might prefer to film in Tennessee/at the facility). Feature film production companies also sometimes shot “on location” across the US and the world (requiring their entire production entourage to create make-shift sets in multiple locations and incur the significant costs involved in moving from location to location during production). Recent news reports have indicated that dedicated soundstages nationwide are currently operating at 90%+ capacity as production companies attempt to meet the insatiable demand of consumers for entertainment content and production companies serving the new distribution channels (such as streaming) struggle to keep up with demand for the original content necessary to convert and retain customers for these new distribution channels.

Locally, the Company is aware of several smaller and repurposed facilities that have been used for film/TV/music production. All of these facilities appear to be smaller than those provided by the Company and lack the amenities offered at the Company’s facility. We are also aware of at least two companies that announced plans in 2021 to create studio facilities in the local area similar to those the Company operates and plans to build (however, neither of the sites listed as potential locations for these new studios has any visible sign of development after two years). Locally, film/TV/music production has also occurred “on location” at a variety of venues (designed primarily for live performance events or retasked from non-production uses). The Company anticipates that the need for film/TV/music production venues such as those operated by the Company will increase as local companies expand their marketing & content creation efforts and national/international companies relocate their headquarters to the local area.

We are also aware of one facility in rural Amish country in Pennsylvania (Rock Lititz) that has been used by major music touring artists to prep their concert tours (that facility was co-located as an adjunct to an entertainment industry supply business). Numerous other projects/facilities that would compete with the Company and Rock Lititz for music tour rehearsal clients have been publicly announced (such as the Gateway Studios & Production Services in St. Louis); however, most of these have either been substantially delayed or abandoned (and the Company is of the opinion that the Facility’s location adjacent to Nashville (“Music City” USA), Tennessee should provide a competitive advantage over such other facilities given the Company’s physical proximity to a large number of music artists and bands). Other than these dedicated facilities, music touring artists have historically used re-tasked warehouse/industrial space, second-tier civic centers, or auditoriums in remote locations (the Fargo Dome in Fargo, North Dakota), and other suboptimal locations to prep their tours.

Corporate clients have used a variety of venues locally for meetings, training, events, etc. (ranging from civic auditoriums and city centers to movie theaters, restaurants, and local wedding venues). Corporate commercials produced locally have had to fit within the smaller production facilities that were available prior to the Company’s facilities or on location.

Intellectual Property

We own the following service marks that are registered on the Principal Register of the United States Patent and Trademark Office:

“Worldwide Stages” [BLOCK LETTERS] (Classes 100, 101 and 107) – registered July 12, 2022

“WW Worldwide Stages” [DESIGN PLUS WORDS, LETTERS] (Classes 100, 101 and 107) – registered July 12, 2022

“Where the Music Starts” [BLOCK LETTERS] (Classes 100, 101 and 107) – registered October 12, 2021

We own the following service marks that is registered on the Supplemental Register of the United States Patent and Trademark Office:

“The Premier Production Campus for the World’s Entertainment Industry” [BLOCK LETTERS] (Classes 100, 101 and 107) – filed June 14, 2022

Although we do value our service marks and other intellectual property that we might own, we do not believe that the loss or invalidity of any of our service marks would materially and adversely affect our financial position or our results of operation.

Employees

We currently have 10 full-time and 17 part-time employees, all of whom are based at our headquarters.

Government Regulation

With the exception of local zoning regulations, which we would not expect to materially affect our business (either as it currently exists or is planned), there are no specific regulations governing our business.

Litigation

As of August 10, 2023, we are not engaged in any litigation.

Our Property

We currently own a 320,000-square-foot facility and 38-acre tract of property zoned “Institutional Campus” in Spring Hill, Tennessee, 30 minutes south of Nashville. We have contracted to acquire 18 acres of unimproved property abutting our current parcel for expansion purposes. The improved real estate is zoned within the City of Spring Hill while the unimproved property is located outside of the city limits; however the Company anticipates that the City of Spring Hill will annex the unimproved property once acquired by the Company and include it within the current Institutional Campus classification. Although we expect to close the acquisition of this property in the third or fourth quarter of 2023, given the restrictions in our current credit facility on the incurrence of additional indebtedness, there is no assurance that we will be able to complete this purchase.

We intend to use a substantial portion of the proceeds from this Offering to further improve our property, including continued renovation of the current facility, extension of our current 1,000 vehicle parking areas, and construction of multiple new state-of-the-art free-standing soundstages. See “Use of Proceeds to Issuer.” We also have a contract to purchase approximately 18 acres of abutting unimproved real estate, which we intend to use for further expansion of our production campus with not only additional soundstages, but also potentially tens of thousands of square feet of production warehouse, millshop and back-lot, staged set designs that are routinely required by productions in the entertainment industry.2

Despite our plans for expansion to address what we believe will be significant growth opportunities, we believe that our existing facilities are suitable and adequate to meet our current business requirements until the new soundstages can be completed.

2

The Company is currently in negotiations with MBS Group (MBS) to provide design-build services with respect to design and construction of the new soundstages to be built with the proceeds of this offering. With more than 100 locations, spanning 95 cities, 13 states and seven countries, MBS is one of the largest entertainment studio consulting companies in the world.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On August 10, 2023, we completed our reorganization in which our Predecessor companies were merged into Worldwide Stages, Inc. (the “Reorganization”).

The following unaudited pro forma financial information is presented for illustrative purposes only with respect to the effect of the Reorganization, as if it had been completed at an earlier date. This information is derived from the historical consolidated financial statements of the Company and Predecessors, and has been adjusted as described in the accompanying notes. The Company has prepared the Statements based on available information using assumptions that it believes are reasonable. The assumptions, estimates, and adjustments described in the notes are preliminary and have been made solely for purposes of developing the pro forma information set forth below. The Reorganization generally resulted in no change to the assets and liabilities of the Company, including its predecessors. The primary changes to the financial statements that would have resulted from the Reorganization relate to the shareholders equity section (to reflect that the Reorganization results in the Company having shareholders rather than members) and to reflect that the Company will become a tax-paying rather than a pass-through entity. Furthermore, the information set forth below does not purport to project the financial position or results of the Company as of the current or any future date.

The pro forma financial information combines the historical consolidated financial statements of the Company and Predecessors, have been prepared assuming the Reorganization closed on December 31, 2022, and includes preliminary adjustments to reflect the events that are directly attributable to the Reorganization and factually supportable. The actual results reported by the combined company in periods following the Reorganization may differ significantly from the information set forth below, including the fact that the information does not account for the cost of any restructuring activities or synergies resulting from the Reorganization or other costs relating to the Reorganization.

In part, because the pro forma financial information has been condensed so as not to separately reflect certain balance sheet items that comprise less than 10% of total assets and certain statement of income items that comprise less than 20% of revenues, it should be read in conjunction with the Company’s and Predecessors’ historical consolidated financial statements and accompanying notes included in this Offering Circular at pages F-1 through F-24, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operation, beginning at page 37.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2022

	Worldwide Stages, LLC Historical	Worldwide Stages, Inc. Historical	Pro Forma Adjustments		Notes	Worldwide Stages, Inc. Pro Forma
Assets
Current assets
Cash and equivalents	$4,799,756	$-		$-		$4,799,756
Other current assets	320,643	-				320,643
Total current assets	5,120,399	-		-		5,120,399
Fixed assets
Land	3,984,671	-		-		3,984,671
Building & Building Improvements	10,086,064	-		-		10,086,064
Other Fixed Asetts	1,391,538	-		-		1,391,538
Accumulated Depreciation	(543,773)	-		-		(543,773)
Total fixed assets	14,918,500					14,918,500
Total assets	$20,038,899	$-		$-		$20,038,899

Liabilities and Equity
Current Liabilities
Member Equity liability – current	$2,562,500	$-		$-		$2,562,500
Term Loans	1,250,001	-		-		1,250,001
Other Current Liabilities	681,470	-		-		681,470
Total Current Liabilities	4,493,963	-		-		4,493,971
Long Term Liabilities
Member Equity liability – non current	3,637,500	-		-		3,637,500
Long – term liabilities	7,360,000					7,360,000
Total long term liabilities	10,997,500	-				10,997,500
Total liabilities	15,491,463	-		-		15,491,471

Stockholders’ equity
Member contributions, net of repurchases	9,307,986	-		(9,307,986)	3.A.	-
Accumulated earnings (deficit)	(4,760,550)	-		-		(4,760,550)
Common Stock Class A, no par value	-	-		4,653,993	3. A	4,653,993
Preferred Stock Class A, no par value	-	-		2,538,542	3.A.	2,538,542
Preferred Stock Class B, no par value	-	-		2,115,451	3.A.	2,115,451
Total stockholders’ equity	4,547,436	-		-		4,547,436
Total liabilities and stockholders’ equity	$20,038,899	$-	$			$20,038,899

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2022

	Worldwide Stages, LLC Historical	Worldwide Stages, Inc. Historical	Pro Forma Adjustments	Notes	Worldwide Stages, Inc. Pro Forma
Revenue
Total Revenue	$1,120,908	$-	$-		$1,120,908
Cost of Goods Sold	458,970	-	-		458,970
Gross Profit	661,938	-	-		661,938

Expenses
Total Expenses	5,827,526		-		5,827,526

Other Income (Expenses)	(318,978)	-	-		(318,978)

Net Income (Loss) before taxes	(5,484,616)	-	-		(5,484,616)

Provision for income taxes	-	-	(1,439,080)	3.B	(1,439,080)

Net Income (Loss)	(5,484,616)	-	(1,439,080)	3.B	(4,045,536)
Pro forma weighted average common shares outstanding – basic and diluted				3.C	11,000,000
Pro forma net income (loss) per share – basic and diluted				3.C	$(0.37)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 – description of the Reorganization

Worldwide Stages, Inc. (the “Company”) was formed March 23, 2023 solely for the purpose of a “roll up” transaction pursuant to which Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (the “Predecessors”) would be merged into the Company (upon qualification by the Securities and Exchange Commission, or “SEC”, of the Company’s Regulation A Offering Statement and Offering Circular under the Securities and Exchange Act of 1933) (the “Reorganization”).

The Company has had no business activity or operations other than in preparation for the consummation of the roll-up and in preparation for this Offering.

Note 2 – basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical consolidated balance sheet of the Predecessors and the Company and has been prepared as if the Reorganization occurred on December 31, 2022. The unaudited pro forma combined statement of operations is prepared as if the Reorganization occurred on January 1, 2022. The unaudited pro forma condensed combined financial statements have also been adjusted to give effect to pro forma events that are directly attributable to the Reorganization, factually supportable and expected to have a continuing impact on the combined results.

NOTE 3 – ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(A)	Reflects the cancellation of the membership interests in the Predecessors and the issuance of 5,500,000 shares of the Company’s Class A Common Stock (no par value), 3,000,000 shares of Class A Preferred Stock (no par value and 2,500,000 shares of Class B Preferred Stock (no par value) in exchange therefor pursuant to the Reorganization.

(B)	The Predecessors were all limited liability companies. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax was previously recorded in their financial statements. Income from the Predecessors is reported and taxed to the members on their individual tax returns. The Company is a C Corporation. Accordingly, under the Internal Revenue Code, the Company will pay corporate taxes on earnings before distributing profits to members in the form of dividends. Individual shareholders will then be subject to personal income taxes on the dividends they receive.

This adjustment reflects a provision for income tax at a rate of 26%.

(C)	Earnings per share were not calculated on the prior membership interests in the Predecessors. This represents the 11,000,000 shares issued pursuant to the Reorganization (see note 3.A. above).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the audited financial statements of each of our three predecessor companies, Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC, along with the related notes to those financial statements that appear at pages F-1 through F-15 of this Offering Circular (the “Consolidated Financial Statements”). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in this Offering Circular, as it may be amended or supplemented from time to time, and as they may be updated from time to time by our future filings under Regulation A.

The following discussion includes information from the audited financial statements for the year ended December 31, 2022, compared to the year ended December 31, 2021. References in this discussion to “2021” and “2022” mean, respectively, our fiscal years ended December 31, 2021 and December 31, 2022.

Overview

Worldwide Stages, Inc. (which includes its Predecessors) owns and operates a 320,000 square foot professional production facility (our “Current Facilities”) on 38 acres south of Nashville (“Music City” USA), TN. The facility is used by our customers to produce:

●	feature films,

●	broadcast/streaming/OTT/cable television programming,

●	music/concert tours,

●	corporate ads, and

●	other types of entertainment or informational content.

The facility includes not only the soundstages (acoustically and environmentally conditioned structures that provide a safe, comfortable, controlled environment within which to rehearse, stage, and record audio and video) required for entertainment production, but also thousands of square feet of VIP Suites, production offices, secure storage areas, commercial fabrication spaces, a recording studio with two master control booths, and a multi-use 70 seat theater (where production companies can screen their recorded content on a frequent basis in a “real-life, theatrical” environment/on a large projection screen).

We also lease areas within the facility to specialty vendors to the professional production industry and may “revenue share” with vendors for any equipment, supplies and/or services that these specialty vendors provide to the professional productions using our facilities.

Our Predecessors, during 2019 and 2020, engaged in a series of organizational activities; however, it was not until May 27, 2021 that they were funded and we began operations. Consequently, the financials included for the 2021 reflect only a partial year of operations (during which time substantial renovations restricted productive use of the facilities). Renovations of the facilities continued through 2022 (again, restricting productive use of the facilities). While renovations of our Current Facilities were underway, professional production companies and other tenants began using the facility, which generated some revenue for years ended December 31 of 2021 and 2022, respectively. The Consolidated Financial Statements reflect (a) only the part time use of the originally acquired industrial facilities during renovations to those facilities into entertainment production facilities and (b) use of these industrial facilities as “repurposed” soundstages (along with the ancillary production space that had been renovated up until the date of use), all as described in this Offering Circular (collectively, the “Current Facilities”).

Given this history of continuous renovation and part time use of the Current Facilities as renovations have permitted, we believe that our prior financial performance from our partially renovated facilities and “repurposed” soundstages is not indicative of our potential future financial performance. Specifically, based upon comparative industry information, we believe that the larger “purpose-built” soundstages we intend to build with part of the proceeds of this Offering will produce revenue on a per square foot basis that exceeds that we have achieved with our Current Facilities. Additionally, we also believe that this higher level of revenue can be achieved with less than a proportional incremental increase in operating expenses (such that the profit margins on these additional “purpose-built” soundstages will be greater than our historical profit margins from our Current Facilities).

Results of Operations

Revenue

Total revenue increased by $793,407, or approximately 242%, to $1,120,908 for 2022, compared to $327,501 for 2021, primarily due to: (a) increases of $411,593 in facility revenue and $375,661 in client services revenue as professional production companies increasingly began to use the Current Facilities during renovation of the facilities; and (b) a full year of operational revenues being recognized in 2022 versus seven months of operational revenues being recognized in 2021 (operations beginning May 27, 2021). This increase also reflected that 2021 was a partial year.

Expenses

Total expenses increased by $2,884,180, or approximately 98%, to $5,827,576 for 2022, compared to $2,943,396 for 2021. This increase in reported expenses is primarily the result of a full year of operational expenses being recognized in 2022 versus seven months of operational expenses being recognized in 2021 (operations beginning May 27, 2021). Average/mean expenses on a monthly basis during 2022 increased approximately 12% over the average/mean monthly expenses during 2021 (such increase in expenses driven primarily by the growth of our business as renovated facilities became available for operations). Primary expense increases included:

●	Personnel Expenses - $1,344,875

●	Other Operating Expenses - $434,645

●	Building Maintenance and Utilities - $407,658

●	Depreciation and Amortization - $266,413

●	Insurance - $127,999

●	Property Management - $125,000

Net Loss

As a result, we realized a net loss of $5,484,616 for 2022, compared to a net loss of $3,106,000 for 2021. The increase in our net loss was primarily attributable to (a) a full year of operations during 2022 versus only seven months of operations during 2021 and (b) higher expenses driven primarily by the growth of our business (e.g., personnel costs) as new areas of the Current Facilities became available for use in 2022). Average/mean net loss on a monthly basis during 2022 increased less than 3.1% over the average/mean monthly net loss during 2021.

Liquidity and Capital Resources

Overview

We were originally capitalized with $21,750,000 (the “Private Equity”) from private equity investments through a private wealth management firm (Valiant Wealth Management of Des Moines, Iowa, or “Valiant”) and its affiliates (see “Business”). Historically, we have funded operating expenses of the Company and costs associated with renovations in excess of our revenues through the Private Equity and the indebtedness described below

As of December 31, 2022, we had cash of $4,799,756 compared to $11,070,814 as of December 31, 2021. The decrease can be attributed primarily to use of cash to finance our renovation expenses and increased expenses as renovated facilities became available for operations. During the next twelve months, we intend to fund our operations with a portion of the proceeds of this Offering and revenues generated from our Current Facilities.

Indebtedness

The Company obtained a $13.3 million Line of Credit Acquisition and Renovation Line of Credit (the “LOC”) from CapStar Bank (“CapStar”) in 2021. A total of $7.36 million was drawn against that LOC on May 27. 2021 and used for the acquisition of the Current Facilities. No further draws after acquisition have been made against the LOC. The outstanding balance on the LOC was $7.36 million as of December 31, 2022 and all payments of interest against the LOC have been paid by the Company through the date of this Offering. The LOC is secured by a mortgage on the real estate owned by the Company/Current Facilities and a security interest in “all assets” of the Company. The LOC originally provided for conversion from “interest only” to an amortization of principle (plus accrued interest) over a 20 year period on May 27, 2023; however, per amendment of the LOC, interest only payments have been extended through May 27, 2024 (at which time the LOC will convert to amortization of the then outstanding indebtedness over a 20 year period, plus interest as accrued). The LOC will mature on May 27, 2028 and all outstanding indebtedness and interest on such indebtedness will be become due. The amendment to the LOC also provided that the remaining principal amount available under the LOC may be drawn to finance construction of new soundstages. The Capstar Loan Agreement requires us to obtain CapStar’s consent before incurring additional debt.

The Company is also a party to certain short term loan agreements (the “Valiant Notes”) totaling $1.25M with certain equity members of the Valiant special purpose companies that owned equity in Worldwide Stages Spring Hill, LLC and/or Worldwide Stages Spring Hill Realty, LLC. Interest accrues on the outstanding principal balance of the Valiant Notes at the rate of twelve (12%) percent per annum, simple interest, and is calculated on the basis of a 360-day year. Four of the Valiant Notes mature on October 15, 2023 and the fifth matures on November 15, 2023 (the outstanding accrued interest on these Notes was $28,750 as of December 31, 2022).

The Company also entered into certain equity purchase agreements with Founders Brent Hyams, Mark Long, and Shane Ellis (the “Founder Equity Purchase Agreements”) that require installment payments of $187,000 to Brent Hyams in 2023 and 2024, installment payments of $1,187,500 in 2023 and $1,750,000 in 2024 to Mark Long, and installment payments of $1,187,500 in 2023 and $1,750,000 in 2024 to Shane Ellis. These liabilities are reflected on the Company’s Consolidated Balance Sheet.

As a condition to providing the LOC, CapStar required the personal guarantee of Kelly Frey, our CEO, for which Mr. Frey receives a guaranty fee. See “Interests of Management and Others In Certain Transactions”.

We expect to use the proceeds from the shares of Class B Common Stock we issue and sell in the Offering primarily for construction of new “purpose-built” soundstages, renovation of our Current Facilities, acquisition of an additional 18 acres of adjoining land (for expansion purposes), and operating expenses. See “Use of Proceeds to Issuer.”

We may also seek additional and/or alternative debt financing and other forms of leverage in the future, some of which financing may be secured by the Current Assets, the real estate we own, the future facilities we construct with the proceeds of this Offering, and all of our other assets; however, as stated above, our current debt facility requires us to obtain the consent of our lender before incurring additional debt.

Future Operating Revenues and Cash Flows

We expect to primarily generate operating revenues and cash flows from the rental of our Current Facilities for the first twelve months after the Offering. During this time, we expect to construct new purpose-built soundstages and we expect to primarily generate future operating revenues and cash flows afterwards from rental of both our Current Facilities and the new purpose-built soundstages (once we receive a certificate of occupancy for their use).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Upon completion of the Reorganization and at the time of the commencement of the Offering, our executive officers and directors are as follows:

Name	Position	Age	Term of Office (Date of Appointment)(1)
Executive Officers
Kelly Frey, Sr.	Chairman, President and CEO	72	April 2021-2026
Tyler Worrock	Vice President – Venue Operations	38	November 2021
Trevor Williams	Vice President – Property and Facilities	51	July 2021
Kali Skar	Treasurer	45	April 2022
Tory Moore	Vice President Safety and Security - Secretary	39	November 2020

Directors
Alandis Brassel	Director	38	Until May 2023
Keith Darcy	Director	74	Until May 2024
Pete Fisher	Director	60	Until May 2024
Kelly Frey, Sr.	CEO and Director	72	Until May 2025
Doug Vander Weide	Director	56	Until May 2025

(1)	Although Worldwide Stages, Inc. was formed on March 23, 2023, the dates set forth in the foregoing table indicate the dates that the persons in question held the same or comparable positions with the Predecessors. All of our officers are full time.

Kelly Frey, Sr., Chairman, President and Chief Executive Officer and Director

Kelly has over 35 years of experience assisting some of the largest, most respected companies in the world in complex, business-critical transactions and was recently honored by the Nashville Post as one of the most influential people in Nashville. Kelly has used his background in technology in senior management positions for one of the first IBM-PC clone manufacturers, in working to create the first digital rights licensing system (eventually adopted by over 90% of the Fortune 100), with one of the first digital download company, and with one of the first social networking sites. He was selected as legal counsel by the US subsidiary of the largest information technology company in the world (by revenue), as a Fellow of the World Technology Network “for work deemed most likely to be of long-term significance” (other Fellows include Jeff Bezos and Elon Musk), and by The National Law Journal as one of the top 25 Intellectual Property attorneys in the country (as part of NLJ’s “IP Trailblazers” selections). Kelly also has a passion for the creative arts, serving as Past President of the Nashville Film Festival (an Oscar qualifying top 20 film festival), Past Chair of the Greater Nashville Arts & Business Council, and Past President of the historic Franklin (Tennessee) Theater (along with his current positions on the boards of the local chamber of commerce and the Nashville Opera). Dedicated to “win-win” transactions and a culture of inclusion and ethics, Kelly served for almost a decade as General Counsel to the board of directors of the Ethics and Compliance Association. Kelly has executive produced a number of feature films and served as counsel for numerous film production companies. Kelly is a member of The National Academy of Television Arts & Sciences (The Emmy’s) and has served as judge for numerous Emmy competitions. Before assuming the role of President and CEO at Worldwide Stages, Kelly worked as a partner with some of Nashville’s best-known law firms, including Nelson Mullins Riley & Scarborough, LLP from 2018-2021 and Frost Brown Todd LLP from 2016-2018,

Tyler Worrock, Vice President – Venue Operations

Tyler comes to Worldwide Stages with over a decade in experience in feature film and episodic television production. Her credits include working on major feature films such as ‘Country Strong’, ‘Stoker’ and ‘Hannah Montana : The Movie’, and episodic work on all 124 episodes of the ABC television series ‘Nashville’. As an integral department leader with the series, Tyler was promoted to Set Decorator in 2018. She is credited as such the feature films ‘Patsy & Loretta’ and ‘Christmas at Graceland’ and the episodic series’ ‘Tell Me a Story Season 2’ (CBS) and most recently ‘Women of the Movement Season 1’ (ABC). She brought her experience of how TV and film crews actually work and what makes them most productive here to Worldwide Stages and uses her past experiences daily to help ensure each of our client’s needs are fulfilled and their workdays run smoother – all in a beautifully designed and decorated facility. Since May 2018, she has been the owner of Music City Production Rentals (providing entertainment and prop production rental services). She joined Worldwide Stages in November 2021.

Trevor Williams – Vice President – Property and Facilities

Trevor has been with the company since it acquired its current 320,000 square foot facility and been responsible for supervising all renovations in that facility. Before joining the Company, Trevor was Senior Facilities Operations Director at the Tennessee Performing Arts Center (one of the state’s largest performance venues), Senior Facilities Operations Manager with Community Health Systems (a Fortune 500 company and at one time the largest provider of general hospital healthcare services in the United States based upon number of acute care facilities), and Facilities Maintenance Manager at the Nashville International Airport. As a long-term resident of the area, Trevor draws upon a lifetime of relationship building that provides access to critical governmental and contract service providers/subcontractors. Trevor is also an artist (specializing in metal sculptures). Trevor was formerly Director of Facilities for the Tennessee Performing Arts Center (from 2017-2021) and joined Worldwide Stages in 2021.

Kali Skar, Treasurer

Kali, since 2012, has been the Owner and CEO of The Q Advisors. Through The Q Advisors, Kali has acted as our “fractional” CFO at Worldwide Stages. Kali’s company was originally hired to assist in consulting and bookkeeping during the startup phase of the company and has migrated into the fractional CFO position, providing strategic financial guidance as the company grows and matures. Her company, The Q Advisors, draws upon over 40 years of bookkeeping experience to provide monthly financial reports for the company. Kali is also a faith-based music artist with broad relationships across that growing segment of the entertainment community.

Tory Moore, Vice President – Safety and Security; Corporate Secretary

Tory Moore is the larger-than-life, ubiquitous personification of safety and security at Worldwide Stages. Tory has managed high-profile physical security, both in the US and in third world hotspots, for the government and as a corporate defense contractor. He holds instructor certifications in weapons and tactics and is also a trained and certified medical professional who has provided first responder treatment for trauma victims overseas and with local emergency medical services. An entrepreneur who founded and operated his own risk mitigation consulting company, Tory’s emphasis is on bringing peace-of-mind to everyone who works at or visits Worldwide Stages. Tory has spent a lifetime protecting others – he is, simply and literally, a “life saver.” Since 2015, he has provided risk mitigation consulting services. He was a patrol supervisor for the police department of the City of Shelbyville, Tennessee from 2006 until August 2020. He joined Worldwide Stages in November 2020.

Alandis Brassel, Director

Alandis is an experienced entertainment law attorney and professor. In his practice, he represents companies and individuals in the fields of entertainment, media, technology, and branded goods, with a focus on music and television. Alandis advises songwriters, recording artists, producers, television writers, authors, influencers, and entrepreneurs in various transactions and helps clients protect their intellectual property through copyright registration, trademark (registration, office actions, and oppositions), estate planning, and estate administration/probate. He also serves as outside general counsel to various startups. As Assistant Professor of Music Business at the University of Memphis Rudi E. Scheidt School of Music, Alandis teaches Legal Aspects of the Music Industry, Entrepreneurship in Commercial Music, Music Distribution, and Record Company Operations. He has been the Managing Member of The Brassel Firm, PLLC (law firm) since April 2017. Before entering private practice, Alandis worked as Counsel for U.S. Representative Jim Cooper (TN-05), where he advised the Congressman on policy matters concerning intellectual property and the entertainment industry and served as a liaison to agencies such as the Small Business Administration. He has also worked as the Program Director for the Arts & Business Council of Greater Nashville, where he supervised the nonprofit’s legal and education programs.

Keith Darcy, Director

Keith Darcy, since 2021, has served as the President of Darcy Partners Inc., a boutique consulting firm that works with boards and senior executives on a wide variety of complex governance, ethics, compliance, regulatory, and reputation risk challenges. Over his forty-year career as a senior financial services executive, CEO advisor, corporate director, educator, and thought leader, Keith has worked with boards and executive leaders across six continents on complex governance, ethics, compliance, regulatory, and reputation risk challenges. From 2013 until 2021, he was independent Senior Advisor to Deloitte LLC’s Risk and Financial Advisory Compliance Program and currently also serves on the board of the Notre Dame Deloitte Center for Ethical Leadership and is advisor to Abu Dhabi sovereign wealth fund. He held prior board seats with E*Trade Bank, New York National Bank, and the Center for Ethics at Emory University and was former Chairman of the Better Business Bureau Foundation, New York. Prior to his service with Deloitte, Keith also served for nine years as Executive Director of the Ethics and Compliance Officer Association (ECOA) as well as Chairman of the ECOA Foundation. He has been mentioned in numerous publications, via keynotes and panels at scores of global forums from the UN, the WEF, and the OECD to Harvard’s Kennedy School and the Carr Center for Human Rights. Previous academic positions include Associate Dean and Distinguished Professor at Georgetown’s McDonough School of Business, Adjunct Professor of Ethics and Leadership at Penn’s Wharton School, Steering Committee Member for the Chair of Excellency in Law and Business Ethics at Université Cergy School of Law in France, and Chair of the Global Center for Ethics and Social Responsibility at St. Thomas Aquinas College. Keith holds honorary doctorates from Manhattanville College and St. Thomas Aquinas College.

Pete Fisher, Director

Since January 2021, Pete has served as a consultant to Valiant Wealth, LLC (a registered investment adviser). From January 2017 until May 2019 he served as the CEO of the Academy of Country Music (music trade association). During his 30+ year career in music, Pete has served as Vice President and General Manager of The Grand Ole Opry and CEO of the Academy of Country Music, where he produced the 52nd, 53rd, and 54th ACM Awards for CBS. He has a Grammy nomination for “Best Music Film” and while Director of Creative Services at Warner/Reprise Records, Warnersongs (formerly Warner/Elektra/Asylum Music) was instrumental in delivering several #1 hits, including BMI Song Of The Year “She’s In Love With The Boy” in 1991. He has also previously represented several music artists. Pete connects charities with celebrities/artists for philanthropic opportunities and raised millions of dollars for cause-related initiatives and charities (MusiCares, Music Heals International, J/P HRO, ACM Lifting Lives, The Store). Pete’s past and present board affiliations and leadership commitments are numerous and include the Academy of Country Music, Leadership Music, The Recording Academy (NARAS), Belmont University’s CURB College of Entertainment & Music Business, Leukemia & Lymphoma Society, and MTSU College of Media & Entertainment. Pete was made a prestigious American Master by the Berklee College of Music. He was presented with an “Inspiration Award” at Inspire Nashville and “Distinguished Alumnus” from MTSU.

Doug Vander Weide, Director

A veteran Certified Financial Planner with over 32 years of professional experience in advising clients in the areas such as wealth management, short and long-term planning, and private equity investments, Doug, since August 2016, has served as the CEO of Valiant Wealth (a boutique family office and financial planning firm in West Des Moines, IA, which arranged the initial private equity funding for the Company). Doug also serves on the board of Regenxx Corporation and was previously on the board of Data Builder, Inc. and Emerging Growth Group. Doug has led many missions to Africa and was instrumental in building a medical clinic and mission center in Ghana, as well as assembling Abod Shelters in Tanzania and South Africa. He and his wife Dawn have six children, three of them adopted from Ghana. Doug served as the Chairman of the Board of Abod Shelters and Kingdom Cares International. Doug is also a former triathlete.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Kelly Frey, Sr.	Chief Executive Officer	$475,000	$634	$475,634
Tyler Worrock	Vice President of Operations	143,125	$577	$143,702
Kali Skar	Chief Financial Officer	99,012	-	$99,012

(1)	represents amounts reimbursed for mobile telephone charges

For the fiscal year ended December 31, 2022, we paid our independent directors as a group (two persons) $10,000. We had five directors during 2022, and we currently have five directors. Directors who are officers of the Company (Frey) or affiliated with Valiant (Fisher and Vander Weide) receive no additional compensation for service as directors; other non-affiliated directors are compensated at the rate of $5,000 (a) per Board meeting or (b) per significant consent action that would require substantially the same involvement and time of a non-affiliated director as a Board meeting, such as consideration and approval of the consent action for the Agreement of Reorganization and Plan of Merger and this Offering.

We intend to maintain the same level of compensation to non-affiliated Board members.

The CEO currently provides services as an employee and officer under a five-year employment agreement that began in April 2021). We maintain our human relations and payroll system through Insperity Services, L.P. (a vendor). All of our officers and departmental Vice Presidents that are W-2 employees receive a standard benefits package offered through Insperity to all employees. Employees are currently paid bi-monthly. Kali Skar provides financial services to us through her company, The Q Advisors, as a Form 1099 vendor, and she currently acts as a fractional CFO to us.

As indicated in “Dilution”, we have reserved 1,000,000 shares of Class B Common Stock for an incentive plan for employees, vendors, and major artists that use our facility that we intend to adopt. No specific decisions have been made at this time as to the types of awards that will be made (e.g., options, restricted stock) or the amount that any employee, vendor or major artist that use our facility might receive under such a plan.

AGREEMENTS WITH OFFICERS1

Frey Employment Agreement

We are a party to an employment agreement dated as of April 15, 2021 with our founder and Chief Executive Officer, Kelly Frey, Sr (the “Frey Employment Agreement”). Under the terms of the Frey Employment Agreement, Mr. Frey serves as our Chief Executive Officer and Chairman of the Board. The Frey Employment Agreement has a five-year term that began April 15, 2021 and extends automatically for an additional two-year term commencing on the April 15, 2026 date and each two-year period thereafter unless either party, not less than 120 days before the then-upcoming renewal date, give notice of intent not to renew.

[1]	The descriptions of the material terms and conditions of the employment and other agreements with the Company’s officers that are described below does not purport to be a complete description of all of the terms and conditions of those agreements. Each of those agreements is filed as an exhibit to the Offering Statement on Form 1-A, of which this offering circular is a part. Reference is hereby made to those exhibits for the full terms and conditions of those agreements, including complete information on compensation.

Under the terms of the Frey Employment Agreement, Mr. Frey began with a base salary is $375,000 (subject to annual cost of living adjustments not less than the lesser of 5% or the increase in the federal Consumer Price Index; in 2022 and in 2023 this base salary was increased by 5%, respectively). The Frey Employment Agreement also has a requirement for the Board to consider salary increases to maintain Mr. Frey’s salary in the 75th percentile of peer companies (however, no such evaluation has been done for 2022 or 2023). Mr. Frey received a signing bonus of $100,000 upon the beginning of his employment and is eligible to receive an annual performance-based cash bonus of not less than $100,000 (Mr. Frey was paid the minimum $100,000 bonus in 2022 and has deferred payment of any bonus for 2023, pending qualification of this Offering). The Frey Employment Agreement also requires us to pay the premiums on a $2 million life and disability policy on Mr. Frey, naming his spouse as the beneficiary.

Under the Frey Employment Agreement, Mr. Frey also is entitled to:

●	A dedicated executive assistant upon the Company achieving profitability;

●	Relocation benefits if his place of employment is relocated more than 25 miles from its current location;

●	Annual 30-day paid time off, which may be carried over to future years;

●	Reimbursement of reasonable and necessary business expenses(including a leased car of Mr. Frey’s selection, which benefit Mr. Frey has deferred);

●	Security costs as a result of his position with the Company;

●	Club membership and dues;

●	Financial counselling and personal tax preparation services; and

●	Double-matching of Mr. Frey’s contributions to non-profit organizations relating to arts and entertainment.

Upon a termination of Mr. Frey’s employment (other than by reason of his death or disability),whether by Frey or the Company, whether for cause or without cause (as such term is in the Frey Employment Agreement), Mr. Frey would be entitled to receive his base salary then in effect for the remaining term of the Frey Employment Agreement. Upon non-renewal of the Frey Agreement, Frey is entitled to receive industry-standard severance benefits as determined by a committee of the Board. If Mr. Frey’s employment is terminated due to death or disability, Mr. Frey (or his estate) are not entitled to any benefits.

Worrock Employment Agreement

We are a party to an offer letter and employment agreement dated November 1, 2021 with Ms. Worrock. The agreement does not provide a term of employment and, instead, provides that she is an employee at will. Accordingly, her employment may be terminated either by her or the Company at any time, without or without cause, and without any particular prior notice. Ms. Worrock’s base salary is $135,000.

Williams and Moore Employment Agreements

We are a party to employment agreements dated as of May 10, 2023 with each of Messrs. Williams and Moore. Each of these employment agreements has a one-year term that annually automatically renews for additional terms of one year unless one party gives notice of non-renewal at least sixty days prior to the then-existing termination date. Messrs. Williams and Moore’s base salaries are $152,000 and $142,000, respectively with annual cost of living increases of not less than 5%. The employment of either Messrs. Williams or Moore can be terminated by the Company on not less than sixty days notice.

Skar Agreement

Ms. Skar is compensated pursuant to our agreement with The Q Advisors, LLC, which is described in “Interests of Management and Others in Certain Transactions”.

SECURITY OWNERSHIP OF

MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth the amount of Class A Common Stock and Class B Common Stock, which are the only voting securities of the Company, that were beneficially owned as of August 10, 2023, by our executive officers and directors, and other persons holding more than 10% of any class of our voting securities or having the right to acquire those securities. For purposes of this table, a person “beneficially owns” a security if that person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days. Percentage computations with respect to the Class A Common Stock are based upon 5,500,000 shares of our Class A Common Stock. There were no shares of our Class B Common Stock outstanding at that time; however, there were, in the aggregate, 5,500,000 shares of our Class A Preferred Stock and Class B Preferred stock outstanding at that time. Each share of our Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock is convertible at any time on a one-for-one basis into a share of our Class B Common Stock. Accordingly, percentage computations with respect to the Class B Common Stock are based upon the 5,500,000 shares of our Class B Common Stock issuable upon conversion of the Class A Common Stock, the Class A Preferred Stock and the Class B Preferred Stock.

	Class and Number of Shares
Name and address of beneficial owner(1)	Class A Common	Percent of Class(2)	Class B Common(3)	Percent of Class(2)(3)
Kelly Frey, Sr.(4)	2,854,962	51.90%	4,100,763	37.28%
Shane Ellis(5)	839,695	15.27	1,206,107	10.96%
Mark Long(5)	839,695	15.27	1,206,107	10.96
Valiant Worldwide Stages Re Cap, LLC(6)	965,649	17.56	1,387,053	12.61
Valiant Worldwide Stages, LLC(7)	-	*	1,600,000	14.55
Valiant Worldwide Stages Spring Hill Realty, LLC(8)	-	*	1,500,000	13.64
Alandis Brassel	-	*	-	*
Keith Darcy	-	*	-	*
Pete Fisher(9)	965,649	17.56	4,487,053	40.79
Doug Vander Weide(9)	965,649	17.56	4,487,053	40.79
Tyler Worrock	-	*	-	*
Trevor Williams	-	*	-	*
Kali Skar	-	*	-	*
Tory Moore	-	*	-	*

*	denotes less than 1% ownership of the class.
(1)	All of the shares indicated are owned directly by the respective person unless otherwise indicated in a footnote. Any of our directors and executive officers can be contacted at our executive offices.
(2)	The amount shown as “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding number of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(3)	None of the persons in the table currently owns directly any shares of Class B Common Stock. The amounts set forth in this column represents the number of shares of Class B Common Stock that the person is entitled to acquire upon conversion of the Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock owned by that person, all of which is convertible at any time on a one-for-one basis into shares of Class B Common Stock.
(4)	Mr. Frey will convert 300,000 shares of Class A Preferred Stock into 300,000 shares of Class B Common Stock and offer them for sale in the Offering. See “Securities Being Offered – Selling Shareholders.” Assuming the Offering is fully subscribed, Mr. Frey, after the Offering, will own 2,854,962 shares of Class A Common Stock, 634,351 shares of Class A Preferred Stock and 311,450 shares of Class B Preferred Stock, all of which is convertible into an aggregate of 3,800,763 shares of Class B Common Stock.

(5)	Assuming the Offering is fully subscribed, Messrs. Ellis and Long, after the Offering, each will own 839,695 shares of Class A Common Stock, 274,809 shares of Class A Preferred Stock and 91,603 shares of Class B Preferred Stock, all of which is convertible into an aggregate of 1,206,107 shares of Class B Common Stock. Mr. Ellis’ address is 841 Osborne Lane, Murfreesboro, TN 37130. Mr. Long’s address is 2123 Loudenslager Drive, Thompsons Station, TN 37179
(6)	Valiant Worldwide Stages Re Cap, LLC (“Valiant Re Cap”) will convert 200,000 shares of Class A Common into 200,000 shares of Class B Common Stock and offer them for sale in the Offering. See “Securities Being Offered – Selling Shareholders.” Assuming the Offering is fully subscribed, Valiant Re Cap, after the Offering, will own 765,649 shares of Class A Common Stock, 316,031 shares of Class A Preferred Stock and 105,344 shares of Class B Preferred Stock, all of which is convertible into an aggregate of 1,187,024 shares of Class B Common Stock. The address for Valiant Re Cap is 3408 Woodland Avenue, Suite 204, West Des Moines, Iowa 50266.
(7)	Valiant Worldwide Stages, LLC (“Valiant OpCo”) will convert 500,000 shares of Class A Preferred Stock into 500,000 shares of Class B Common Stock and offer them for sale in the Offering. See “Securities Being Offered – Selling Shareholders.” Assuming the Offering is fully subscribed, Valiant OpCo, after the Offering, will own 700,000 shares of Class A Preferred Stock and 400,000 shares of Class B Preferred Stock, all of which is convertible into an aggregate of 1,100,000 shares of Class B Common Stock. The address for Valiant OpCo is 3408 Woodland Avenue, Suite 204, West Des Moines, Iowa 50266.
(8)	Valiant Worldwide Stages Spring Hill Realty, LLC (“Valiant PropCo”) will convert 500,000 shares of Class B Preferred Stock into 500,000 shares of Class B Common Stock and offer them for sale in the Offering. See “Securities Being Offered – Selling Shareholders.” Assuming the Offering is fully subscribed, Valiant PropCo, after the Offering, will own 1,000,000 shares of Class B Preferred Stock, which is convertible into 1,000,000 shares of Class B Common Stock. The address for Valiant PropCo is 3408 Woodland Avenue, Suite 204, West Des Moines, Iowa 50266.
(9)	Messrs. Fisher and Vander Weide own, respectively, 11% and 33% of Valiant Re Cap. In addition, Messrs. Fisher and Vander Weide, as a result of their respective ownership and other positions with the Valiant Re Cap, are deemed the beneficial owners of the shares of Class A Common Stock, the Class A Preferred Stock and the Class B Preferred Stock owned by the Valiant Re Cap, Valiant Spring Hill and Valiant Spring Hill Realty. Messrs. Fisher and Vander Weide can be contacted at Valiant Re Cap’s address.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During 2021 and 2022, we were not a participant in any transaction or series of transactions in which the amount involved exceeded the lesser of $120,000 or 1% of the average of our total assets (approximately $220,000) at year-end for 2021 and 2022 in which any director, director nominee, executive officer, greater than 10% beneficial owner, promoter or any of their respective immediate family members (each, a “Related Person”) had or will have a direct or indirect material interest, other than the arrangements (including with respect to equity compensation) described in “Compensation of Directors and Executive Officers” on page 44 and as follows:

We are a party to a Property Management and Consulting Services Agreement (the “Property Management Agreement”) dated May 27, 2021 with Valiant Wealth, LLC (“Valiant Wealth”), which is an affiliate of Valiant Worldwide Stages Re Cap, LLC, which is one of our significant shareholders (see “Management and Certain Shareholders”) and with whom two of our directors are affiliated. Under the Property Management Agreement, Valiant Wealth provides certain consulting services to the Company with respect to operation and management of our facilities located in Spring Hill, Tennessee. The Property Management Agreement provides for an annual fee to Valiant Wealth of $250,000 (which escalates 3% per year), paid on a monthly basis. The Property Management Agreement is terminable by the Company at any time by payment of all fees for services through the date of termination. During 2021 and 2022, we paid Valiant Wealth $143,833 and $250,000, respectively, pursuant to the Property Management Agreement.

We are a party to a Manager/Guaranty Agreement dated May 27, 2021 with Mr. Frey pursuant to which, in exchange for Mr. Frey’s guarantee of our indebtedness to CapStar Bank, Mr. Frey receives a fee of one percent (1%) of the amount of indebtedness guaranteed. In addition, to secure the payments to Mr. Frey, we granted a security interest and mortgage on property previously owned by one of our predecessors, Stages Spring Hill Realty LLC. During 2022, we accrued $73,800 pursuant this agreement, which remains owing to Mr. Frey. As of May 27, 2023, our indebtedness to CapStar Bank was $7,360,000; therefore, we anticipate that we will pay Mr. Frey $73,600 under this agreement during/for 2023 in addition to the amounts that remain owing for 2022.

We also are parties to the Valiant Notes and to the Founder Equity Purchase Agreements, the terms of which are set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We intend all future transactions between us and any Related Person to be approved by a majority of the members of the Board, including a majority of the independent and disinterested members of the Board, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Mr. Frey was an officer of Film Festival Consortium, LLC (the “Consortium”), a limited liability company that received recommendations from top film festivals of independent feature films that were deemed worthy of theatrical distribution and then contracted on behalf of the owners of these feature films with film distribution agents for such theatrical distribution. Certain distributors withheld proceeds from such distribution and (after an unsuccessful attempt to mediate these disputes) the Consortium filed a petition under the federal bankruptcy laws. In 2017 to reject the executory contracts with distributors who withheld proceeds and then returned the distribution rights, and proceeds from such distribution, to the owners of the feature films. The Consortium was administratively dissolved in 2018.

SECURITIES BEING OFFERED

General

The Company and the selling shareholders are offering, respectively, up to 6,000,000, and 1,500,000 (total of 7,500,000) shares of Class B Common Stock in this Offering at a price of $10.00 per share. We are authorized to issue up to 19,000,000 shares of Class B Common Stock, no par value. As of the date of this Offering Circular, there were no shares of Class B Common Stock issued and outstanding. The terms of our Class B Common Stock are outlined below.

In addition, the Company is authorized to issue and has issued:

●	5,500,000 shares of Class A Common Stock;

●	3,000,000 shares of Class A Preferred Stock; and

●	2,500,000 shares of Class B Preferred Stock.

All of the authorized shares of Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock are issued and outstanding.

Selling Shareholders

Certain shareholders of the Company intend to sell up to 1,500,000 shares of Class B Common Stock in the Offering. Selling shareholders will participate in this Offering at the same time as the Company, selling no more than twenty percent (20%) of the shares of Class B Common Stock issued to investors at each closing. Selling shareholders will participate on a pro rata basis, which means that at each closing in which selling shareholders are participating, a shareholder will be able to sell its pro rata portion of the shares that the shareholder is offering (as set forth in the table below) of the number of securities being issued to investors. That means at each closing, 20 shares will be sold by the selling shareholders for each 80 shares sold by the Company, until the selling shareholders have sold all 1,500,000 shares.

After qualification of the Offering Statement, each of the selling shareholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the Offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Name of Selling Shareholder	Number of Shares of Class B Common Owned Prior Offering(1)	Number of Shares of Class B Common offered by Selling shareholder(1)(2)	Number of Class B Common Shares owned after the Offering(2)(3)	Selling Shareholders Pro Rata Portion(4)
Kelly Frey, Sr.	300,000	300,000	-	20.00%
Valiant Worldwide Stages Re Cap, LLC	200,000	200,000	-	13.33%
Valiant Worldwide Stages, LLC	500,000	500,000	-	33.33%
Valiant Worldwide Stages Spring Hill Realty, LLC	500,000	500,000	-	33.33%
TOTAL	1,500,000	1,500,000	-	100.00%

(1)	Assumes, for each selling shareholder, shares of Class B Common Stock that are issuable upon the conversion of a commensurate number of shares of Class A Common Stock, Class A Preferred Stock or Class B Preferred Stock. See “Security Ownership of Management and Certain Shareholders.”

(2)	Assumes maximum number of shares are sold in the Offering.
(3)	After the Offering, assuming the maximum number of shares of Class B Common Stock are sold in the Offering, the selling shareholders, collectively, will own, in the aggregate, 7,087,787 shares of Class A Common Stock, Class A Preferred Stock or Class B Preferred Stock that are convertible at any time on a one-for-one basis into 7,087,787 shares of Class B Common Stock. See “Security Ownership of Management and Certain Shareholders.”
(4)	“Pro Rata Portion” represents that portion that a shareholder may sell in the Offering expressed as a percentage with the numerator being the number of shares offered by the shareholder divided by the total number of shares offered by all selling shareholders.

The total number of shares (Class A Common, Class A Preferred and Class B Preferred) owned by the selling shareholders before this Offering represents approximately 78% of our capital stock, on a fully diluted basis. Assuming the maximum number of Class B Common Stock are sold in Offering, the total number of shares owned by the selling shareholders immediately following the Offering will represent approximately 41.7% of our capital stock, on a fully diluted basis and represent approximately 67.5% of the total voting power of all classes of our capital stock, on a fully diluted basis, and assuming conversion in full of the Class A Preferred Stock and the Class B Preferred Stock.

Terms of our Authorized Classes of Capital Stock

Common Stock

The rights and preferences of our Class A Common Stock and Class B Common Stock are identical with the exception that:

●	On each matter submitted to a vote of shareholders, each holder of our Class A Common Stock is entitled to one hundred (100) votes per share and each holder of our Class B Common Stock is entitled to one vote per share;

●	Each share of Class A Common Stock is convertible at any time on a one-for-one basis into a share of Class B Common Stock and, upon a transfer of a share of Class A Common Stock, will automatically convert on a one-for-one basis into a share of Class B Common Stock; and

●	Each share of Class A Common Stock is entitled to receive a dividend equivalent to any dividend that may be declared and paid with respect to the Class B Common Stock.

Holders of Class A Common Stock and Class B Common Stock Subject otherwise have identical rights and privileges including, subject to any preferential rights in favor of any class of preferred stock (including the Class A Preferred Stock and the Class B Preferred Stock), the right, upon liquidation or dissolution of the Company, to share equally and ratably in the assets of the Company, if any, remaining after the payment of, or provision for, all debts and liabilities of the Company. Neither the Class A Common Stock nor the Class B Common Stock has preemptive rights, cumulative voting rights or redemption, sinking fund or, conversion provisions (in the latter case, with the exception of the provisions set forth above regarding conversion of Class A Common Stock into Class B Common Stock). Except as required by applicable law, the shares of Class A Common Stock and Class B Common Stock shall be voted together as a single class.

Class A Preferred Stock

Our Class A Preferred Shares is non-voting except with respect to the authorization of stock that would rank senior to the Class A Preferred Stock, amendment of terms of the Class A Preferred Stock or certain corporate transactions that could adversely affect the holders of Class A Preferred Stock. In the event of any of those occurrences, the holders of Class A Preferred Stock would vote as a single class and be entitled to one vote per share.

Each share of Class A Preferred Stock is convertible at any time on a one-for-one basis into a share of Class B Common Stock.

Each share of Class A Preferred Stock is entitled to receive a dividend equivalent to any dividend that may be declared and paid with respect to the Class B Common Stock. Otherwise, the Class A Preferred Stock is not entitled to any dividends, whether payable in cash, securities or other property.

If a liquidation, dissolution or winding-up of the Company occurs, the holders of Class A Preferred Stock are entitled to receive, out of our assets or proceeds thereof (whether capital or surplus) available for distribution to our shareholders, and after satisfaction of all liabilities and obligations to our creditors and the Class B Liquidation Preference of $4.00 per share for each of the then-outstanding shares of Class B Preferred Stock, but before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Company ranking junior to the Class A Preferred Stock, an amount equal to $3.33 per share, together with an amount equal to all dividends (if any) that have been declared but not paid before the date of payment of such distribution. If the Class A Preferred liquidation preference is satisfied in full, then the holders of Class A Preferred Stock will be entitled to share equally and ratably, together with other shareholders of the Company, in accordance with their respective rights and preferences, in our assets, if any, remaining after the payment of all of our debts and liabilities.

The Class A Preferred Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions in the latter case, with the exception of the provisions set forth above regarding conversion of Class A Common Stock into Class B Common Stock).

Class B Preferred Stock

Our Class B Preferred Shares is non-voting except with respect to the authorization of stock that would rank senior to the Class B Preferred Stock, amendment of terms of the Class B Preferred Stock or certain corporate transactions that could adversely affect the holders of Class B Preferred Stock. If any of those events occurs, the holders of Class B Preferred Stock would vote as a single class and be entitle to one vote per share.

Each share of Class B Preferred Stock is convertible at any time on a one-for-one basis into a share of Class B Common Stock.

Each share of Class B Preferred Stock is entitled to receive a dividend equivalent to any dividend that may be declared and paid with respect to the Class B Common Stock. Otherwise, the Class B Preferred Stock is not entitled to any dividends, whether payable in cash, securities or other property.

If a liquidation, dissolution or winding-up of the Company occurs, the holders of Class B Preferred Stock are entitled to receive, out of our assets or proceeds thereof (whether capital or surplus) available for distribution to our shareholders, and after satisfaction of all of our liabilities and obligations to creditors, but before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Company ranking junior to the Class B Preferred (including the Class A Preferred Stock), an amount equal to $4.00 per share, together with an amount equal to all dividends (if any) that have been declared but not paid before the date of payment of such distribution. If the Class B Preferred liquidation preference is satisfied in full, then the holders of Class B Preferred will be entitled to share equally and ratably, together with our other shareholders, in accordance with their respective rights and preferences, in our assets, if any, remaining after the payment of all of our debts and liabilities of the Company.

The Class B Preferred Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions (in the latter case, with the exception of the provisions described above regarding conversion of Class B Preferred Stock into Class B Common Stock.

ONGOING REPORTING AND WHERE TO FIND ADDITIONAL INFORMATION

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by April 30 each year beginning in 2024, and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, and will include unaudited financial statements for the six-month period ending on June 30 of that year. We also may periodically file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we can do only if we have fewer than 300 shareholders of record after having filed at least one Form 1-K.

Regulation A Ongoing Reporting Requirements Compared to Those of Public Companies

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under Regulation A Tier 2 reporting rules described above. The ongoing reporting requirements under Regulation A are more relaxed than for companies (including “emerging growth companies” as discussed below) under the Exchange Act. As a result, our shareholders could receive less information than they might expect to receive from more mature public companies. The differences include being required to file only annual and semiannual reports, rather than annual and quarterly reports and more detailed information with respect to a company’s directors, executive officers, and significant shareholders.

Future Implications of Being an “Emerging Growth Company”

If in the future we list our securities on a national securities exchange, have more than 2,000 record shareholders as of the end of a fiscal year, or register our securities for sale under the Securities Act, we will become subject to the reporting obligations under the Exchange Act. In that event, we will be required to publicly report on an ongoing basis as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” under the reporting rules under the Exchange Act. For so long as we remain an “emerging growth company,” which could be up to five years, we may take advantage of certain reduced reporting requirements and be relieved of certain other significant requirements that are otherwise generally applicable to public companies. These include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting;

●	not being required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	being eligible to take longer phase-in periods for the adoption of new or revised financial accounting standards;

●	not being required to include certain executive compensation disclosures (e.g., “CEO pay ratio,” and “pay versus performance”) in our periodic reports and proxy statements; and

●	not being required to obtain a non-binding advisory vote on executive compensation or any golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes).

If we become a public reporting company in the future, we expect to take advantage of these reduced reporting requirements and reporting exemptions until we are no longer an emerging growth company. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act. We would remain an “emerging growth company” for up to five years, after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement under the Securities Act, because the Offering is being conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenues, if the market value of our Class B Common Stock that is held by non-affiliates exceeds $700 million as of any June 30, or if we issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Some of the reduced reporting requirements and exemptions that are available to emerging growth companies also would be available to us because we might also qualify, once subject to the Exchange Act’s reporting requirements, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies also are not required to obtain an auditor attestation on their internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Where to Find Additional Information

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in our Class B Common Stock. In addition, in the future, we may file supplements to this Offering Circular that could contain information that is important to your making a decision to invest in our Class B Common Stock. All potential investors in our Class B Common Stock also are entitled to review copies of any other agreements described in this Offering Circular and any Offering Circular supplement. You should read all the available information before investing.

The SEC maintains an Internet site, which can be accessed at http://www.sec.gov, that contains reports, offering statements and other information regarding issuers that file electronically with the SEC, including the Company. In addition, any holder of Class B Common Stock (including a beneficial owner) may obtain free copies of the documents we file with the SEC by going to our website at www.worldwidestages.com or upon written or oral request to us as indicated below. The Internet website addresses of the Company and the SEC are provided as inactive textual references only. The information contained on or accessible through the Internet websites of the Company and the SEC is not part of this offering Circular and, therefore, is not incorporated herein by reference unless such information is otherwise specifically referenced elsewhere in this Offering Circular.

Requests and inquiries regarding the Offering Circular should be directed to:

Worldwide Stages, Inc.

5000 Northfield Lane

Spring Hill, Tennessee 37174

Attention: Kelly Frey, Sr.

E-Mail: kelly.frey@worldwidestages.com

Tel: (615) 314-5900

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

Worldwide Stages, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(Stated In U.S. Dollars)

Worldwide Stages, LLC and subsidiaries

Worldwide Stages, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Worldwide Stages, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Worldwide Stages, LLC (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has experienced historical losses from operations and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

We have served as the Company’s auditor since 2023.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

July 14, 2023

Consolidated Balance Sheets as of December 31, 2022 and 2021

Worldwide Stages

Consolidated Balance Sheets

	December 31,
	2022	2021
ASSETS
Current Assets
Bank Accounts	$2,849,756	$9,120,814
Cash Reserve	1,950,000	1,950,000
Deposits – Utilities	58,000	74,319
Prepaid Expenses	165,112	202,053
Other Current Assets	82,132	500,000
Accounts Receivable	15,400	36,491
Total Current Assets	5,120,399	11,883,677
Fixed Assets
Property, Plant and Equipment	720,195	578,252
Land	3,984,671	3,984,671
Buildings	5,286,658	5,286,658
Building Improvements	4,799,406	2,763,685
Land Improvements	75,673	51,211
Furniture & Fixtures	73,906	28,594
Sound Stage Building	150,000	-
Construction in Progress	371,765	133,748
Accumulated Depreciation	(543,773)	(138,680)
Total Fixed Assets	14,918,500	12,688,138
Other Assets
Long term Operating Leases	-	-
Total Other Assets	-	-
TOTAL ASSETS	20,038,899	24,571,815

LIABILITIES AND EQUITY
Other Current Liabilities
Accounts Payable	354,003	401,765
Accrued Expenses	74,524	54,498
Deferred Revenue	252,935	-
Member Equity Liability – current	2,562,500	187,500
Term Loans	1,250,001	-
Total Current Liabilities	4,493,963	643,763
Member Equity Liability – non current	3,637,500	6,700,000
Long Term Liabilities	7,360,000	7,360,000
Commitments and Contingencies
TOTAL LIABILITIES	15,491,463	14,703,763

Equity
Members’ Contributions	1,725,000	1,725,000
Non-Controlling Interests	16,031,486	18,564,408
Repurchase of Company Equity	(8,448,500)	(8,612,500)
Accumulated Deficit	(4,760,550)	(1,808,856)
Total Equity	4,547,436	9,868,052
TOTAL LIABILITIES AND EQUITY	20,038,899	24,571,815

See Notes to Financial Statements

Consolidated Statement of Operations for the Period of January – December of 2022 and 2021

Worldwide Stages

Consolidated Statement of Operations

	2022	2021
Revenue
Facility Revenue	687,733	276,140
Food Services Revenue	19,081	12,928
Client Services Revenue	414,094	38,433
Total Revenue	1,120,908	327,501

Cost of Goods Sold	458,970	230,156

Gross Profit	661,938	97,345

Expenses
Advertising and Marketing	92,802	60,720
Consulting and Board Fees	554,999	468,749
Depreciation and Amortization	405,093	138,680
Insurance	220,315	92,316
Internet and Communications	105,513	6,674
Building Maintenance and Utilities	837,030	429,372
Other Operating Expenses	680,558	245,913
Personnel Expenses	2,223,583	878,708
Professional and Legal Fees	285,008	364,492
Travel and Meals	25,706	4,098
Property and Excise Taxes	146,969	117,236
Property Management	250,000	125,000
Rent Expense	-	11,438
Total Expenses	5,827,576	2,943,396

Other Income and Expenses
Interest Income	24,710	9,118
Interest Expense	(308,583)	(164,067)
Other Expense	(35,105)	(105,000)
Total Other Income (Expense)	(318,978)	(259,949)

Net Loss	(5,484,616)	(3,106,000)

Net loss attributed to Non-Controlling Interest	(2,532,922)	(1,435,592)
Net loss attributed to Worldwide Stages	(2,951,694)	(1,670,408)

See Notes to Financial Statements

Consolidated Statement of Cash Flows for the Period of January – December of 2022 and 2021

Worldwide Stages

Consolidated Statements of Cash Flow

	2022	2021
OPERATING ACTIVITIES
Net Loss	$(5,484,616)	$(3,106,000)
Adjustments to reconcile Net Loss to Net Cash used in operations:
Accumulated Depreciation	405,093	138,680
Total Adjustments to reconcile Net Loss to Net Cash used in operations	405,093	138,680
Changes in Operating Assets and Liabilities
Accounts Receivable	21,090	(36,491)
Prepaid Expenses	36,941	(202,053)
Deposits - Utilities	16,319	(74,319)
Other Current Assets	417,868	(500,000)
Accounts Payable and Accrued Expenses	(27,736)	317,815
Deferred Revenue	252,935	-
Total Changes in Operating Assets and Liabilities	717,417	(495,048)
Net Cash used in operating activities	$(4,362,106)	$(3,462,368)

INVESTING ACTIVITIES
Property, Plant and Equipment	$(141,943)	$(578,252)
Land	-	(3,984,671)
Building	-	(5,286,658)
Building Improvements	(2,035,721)	(2,763,685)
Land Improvements	(24,462)	(51,211)
Furniture & Fixtures	(45,310)	(28,594)
Sound Stage Building	(150,000)	-
Construction in Progress	(238,017)	(133,748)
Net cash used in investing activities	$(2,635,453)	$(12,826,818)

FINANCING ACTIVITES
Non-Controlling Interest	$-	$20,000,000
Issuance of Parent Units		1,725,000
Equity Repurchase	(523,500)	(1,725,000)
Term Loans	1,250,001	7,360,000
Net cash provided by financing activities	$726,501	$27,360,000

NET CASH INCREASE (DECREASE) FOR PERIOD	$(6,271,058)	$11,070,814
CASH AT BEGINNING OF PERIOD	11,070,814	-
CASH AT END OF PERIOD	$4,799,756	$11,070,814

SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest Paid	$308,583	$164,864
Taxes Paid	146,969	117,236
Net cash used in cash activities	$455,552	$281,303

See Notes to Financial Statements

Statement of Changes in Members’ Equity

	Member Units (10,000 Units Authorized) Units	Controlling	Non-controlling	Total Ending Members’
	Issued	Interest	Interests	Equity
Balance at December 31, 2020		$(138,488)	$-	$(138,448)

Issuance of Parent Units - Founding Members	8,200	$-		$-
Issuance of Parent Units - Non-Controlling (Cash Contributions)	1,150	$1,725,000		$1,725,000
Equity Contributions by Non-Controlling Interests (in Subsidiaries)			$20,000,000	$20,000,000
Repurchase of Parent Units from Founding Members	(2,800)	(8,612,500		$(8,612,500)

Net Income (Loss)		$(1,670,408)	$(1,435,592)	$(3,106,000)

Balance at December 31, 2021	6,550	$(8,696,356)	$18,564,408	$9,868,052

First Amendment to Installment Purchase Agreement re Repurchase of Founding Members		$164,000		$164,000

Net Income (Loss)		$(2,951,694)	$(2,532,922)	$(5,484,616)

Balance at December 31, 2022	6,550	$(11,484,050)	$16,031,486	$4,547,436

Notes to Financial Statements as of December 31, 2022 and 2021

Note 1 - Summary of Significant Accounting Policies

Description of Business

Worldwide Stages, LLC (the “Company”) provides professional production facilities for the entertainment industry. Companies use these professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content.

The Company also leases areas within its facility to specialty vendors in the production industry. Some of those specialty vendors also include revenue share agreements for production services and equipment used within the Company’s facility.

The Company also leases both short- and long- term rental spaces to commercial tenants.

The Company was formed in Tennessee on May 6, 2019 (its subsidiary, Worldwide Stages Spring Hill, LLC, the “operating company”, was formed in Tennessee on March 6, 2021 and its subsidiary, Worldwide Stages Spring Hill Realty, LLC, the “property company”, was formed in Tennessee on April 20, 2021).

Segment Reporting

The Chief Operating Decision Maker (CODM) is Kelly Frey, CEO of the Company. The CODM has determined that the Company has only one reportable segment of operations. Income and expenses of the Company are all consolidated into one set of financial statements, without reference to segmentation or any discretionary decisions with respect to segmentation of operations by the CODM.

Basis of Consolidation

The consolidated financial statements of the Company include the accounts of Worldwide Stages, LLC and its subsidiaries. All intercompany balances and transactions have been eliminated. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies in all material respects.

Worldwide Stages, LLC, a Tennessee limited liability company, which essentially functioned as the “parent” and was approximately 17.6% owned by Valiant Worldwide Stages Re Cap, LLC (with the remainder of ownership being held by our three founders).

Worldwide Stages Spring Hill, LLC, a Tennessee limited liability company, which functioned as the “operating company”, and was owned 40% by Valiant Worldwide Stages Spring Hill, LLC (“Valiant Op Co”) and 60% by the Worldwide Stages, LLC.

Worldwide Stages Spring Hill Realty, LLC, a Tennessee limited liability company, which functioned as the “property company” and held title to our real estate assets and was owned 40% financial/60% governance rights by the operating company, Worldwide Stages Spring Hill, LLC and 60% financial/40% governance rights by Valiant Worldwide Stages Spring Hill Realty, LLC (“Valiant Prop Co”).

The senior management of Valiant owns Valiant Worldwide Stages Re Cap, LLC. Valiant Op Co and Valiant Prop Co are owned by various/different sets of investors whose funds are managed by the senior management of Valiant.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of significant intercompany balances and transactions.

The Company, although formed in 2019, did not commence any of its principal operating activities until May of 2021 (such that the financial statements as of December 31, 2021 reflect only a partial year of operational activity).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2022 and December 31, 2021, the Company had $3,772,709 and $9,970,817 in excess of the FDIC insured limit, respectively.

Cash and cash equivalents on hand was $4.80 million as of December 31, 2022 (consisting of $2.85 million of bank deposits and $1.95 million restricted compensating deposits) and $11.07m as of December 31, 2022 (consisting of $9.12 million of bank deposits and $1.95 million restricted compensating deposits). As of December 31, 2022, the Company also had an accumulated deficit of just under $4.8 million, working capital of $0.6 million and stockholder’s equity of $9.3 million.

Restricted Cash

The Company has restricted cash of $1.95 million as collateral for line of credit. See “Term Loans” under Note 2 - Debt Obligations.

Income Tax Policy

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Advertising Policy

The cost of all advertising has been expensed in the period in which those costs were incurred or the first time advertising took place. Total advertising and marketing expenses for the period of January – December of 2022 and 2021 were as follows:

	2022	2021
Advertising and Marketing	$98,802	$60,720

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions.

The Company does not extend credit to Clients in the normal course of business outside of the typical 30-day invoicing process. The Company does not require collateral from its Clients to secure accounts receivable.

Accounts Receivables are derived from the rental of facility space by Commercial Tenants, the rental of production and/or event space & equipment by industry Clients, and the rental of parking lot space by other Clients. The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable Client accounts considered at risk or uncollectible and provide allowances for potential credit losses, as needed. The Company also considers any changes to the financial condition of its Clients and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, an allowance of $10,244 was reserved as of December 31, 2021 and an allowance of $12,130 was reserved as of December 31, 2022.

Fixed Assets

The Company holds significant fixed assets (land, buildings, equipment) with a total net book value of $14,918,500 for the period ended December 31, 2022. Equipment, Buildings, Building Improvements, and Land Improvements are valued at cost less accumulated depreciation. Land is valued at cost. Equipment is recognized as an asset if it has a cost of $2,500 or more, has a useful life of more than one year, and is productive in business operations.

	For the Year Ended December 31,
	2022	2021
Fixed Assets
Property, Plant and Equipment	$720,195	$578,252
Land	3,984,671	3,984,671
Building	5,286,658	5,286,658
Building Improvements	4,799,406	2,763,685
Land Improvements	75,673	51,211
Furniture & Fixtures	73,906	28,594
Sound Stage Building	150,000	-
Construction in Progress	371,765	133,748
Accumulated Depreciation	(543,773)	(138,680)
Total Fixed Assets	14,918,500	12,688,138

Subsequent costs of improvements to the land and building consist of major renovations and buildouts, less accumulated depreciation based upon the remaining useful life of each asset. Subsequent costs of major renovations and improvements to fixed assets that increase or extend the future economic benefits or service potential are valued at cost. Gains and losses on disposal are determined by comparing the proceeds with the carrying amount of the asset and are included in the Statement of Operations. Aggregate Accumulated Depreciation as of December 31, 2021 was $138,680 and aggregate Accumulated Depreciation as of December 31, 2022 was $543,773.

Total Depreciation Expense for period ending December 31, 2022 was $405,093

Total Depreciation Expense for period ending December 31, 2021 was $138,680

Property, Equipment & Software

The Company provides for depreciation of property, fixtures and equipment on the straight-line method based on the estimated useful lives of the assets.

Long-Term Lease Recognition

The Company recognizes revenue from long-term leases using a Straight-Line Basis. This is calculated at the beginning of the lease for the entire term of the lease agreement. Any non-lease costs are accounted for under Common Area Maintenance (CAM), Security, etc. and are not part of the straight-line basis accounting method.

All leases are primarily for the right of use (ROU) of space in the facility and the length of the lease is pre-determined. There are no options that allow a lessee to purchase an asset at the end of a lease. Leases are renewable at the end of each term. Estimated Revenue over lease terms reflected below.

Long Term Leases as of 12-31-2022
FUSE	FUSE
monthly	thru 7/29/2025
330,582.76

Randstad	Randstad
31,979.70

Theatrixx	Theatrixx
monthly	thru 8/1/2027
690,020.65

Trew Audio	Trew Audio
monthly	thru 1/1/2028
56,946.00

Vitality	Vitality
monthly	thru 7/31/2027
220,000.00

TOTAL	1,329,529.11

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognizes such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is received. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

Facility Revenue for the period ending December 31, 2022 was $687,733. Facility Revenue for the period ending December 31, 2021 was $276,140.

Revenue Concentrations

During the period of January through December of 2021, there were 3 customers that represented, individually, more than 10% of the overall revenue of the Company. Collectively, those 3 customers’ revenue represented 63% of the total overall revenue. All were Long Term commercial tenants of the facility.

During the period of January through December of 2022, there were 2 customers that represented, individually, more than 10% of the overall revenue of the Company. Collectively, those 2 customers’ revenue represented 31% of the total overall revenue. This was also a Long Term commercial tenant of the facility.

Deferred Revenues

In the event the Company collects first & last month’s rent from a new tenant, the last month’s rent will be booked as deferred revenue and that revenue will be recognized at the end of the lease term.

In the event the Company collects a non-refundable deposit for a future event, these funds will be recognized as deferred revenue until services are performed, in accordance with ASC 606.

Note 2 - Debt Obligations

Term Loans

a)	The Company obtained a $13.80 million Line of Credit Acquisition and Renovation (the “LOC”) from a local bank (“CapStar Bank”) in 2021. A total of $7.60 million was drawn against that LOC on May 27. 2021 for the original acquisition of the Current Facilities. No further draws after acquisition have been made against the LOC. The outstanding balance on the LOC was $7.360 million as of December 31, 2022 and all payments of interest against the LOC have been paid by the Company through the date of this Offering. The LOC is secured by a mortgage on the real estate owned by the Company/Current Facilities and a security interest in “all assets” of the Company. The LOC originally provided for conversion from “interest only” to an amortization of principle over a 20-year period on May 27, 2023; however, per amendment of the LOC, interest only payments have been extended through May 27, 2024 (at which time the LOC will convert to amortization of the then outstanding indebtedness over a 20 year period, plus interest as accrued). The LOC will mature on May 27, 2028 and all outstanding indebtedness and interest on such indebtedness will be become due. The amendment to the LOC also provided that the remaining principle amount available under the LOC may be drawn to finance construction of new soundstages.

Year	Payment	Principal	Interest
2024	261,819	124,791	137,029
2025	523,639	256,701	266,938
2026	523,639	266,494	257,145
2027	523,639	276,661	246,978
2028	6,535,167	6,435,353	99,814
Total	8,367,903	7,360,000	1,007,903

b)	Under the terms of the loan agreement, the Company has a reserve bank account with Capstar Bank that holds $1.95 million of restricted cash as collateral for the line of credit.

To secure this loan, the Borrower executed that certain Deed of Trust, Assignment of Rents and Lease and Security Agreement, dated May 27, 2021, of record in Book R2738, page 650, Register’s Office for Maury County, Tennessee, as modified and amended from time to time (the “Deed of Trust”); and that certain Assignment of Rents and Leases, dated May 27, 2021, of record in Book 2738, page 670, Register’s Office for Maury County, Tennessee (the “ARL”).

Kelly Frey, our CEO, has agreed to personally guaranty the LOC and executed and delivered a Continuing Guaranty, dated May 27, 2021 (collectively, the “Guaranty”; the Agreement, Note, Deed of Trust, ARL, Guaranty and all documents executed and delivered to Lender to document and evidence the Loan are collectively the “Loan Documents”).

c)	The Company (“Borrower”) entered into certain short term loan agreements (the “Notes”) totalling $1.25M with certain equity members of the Valiant special purpose companies that owned equity in WorldWide Stages Spring Hill, LLC and/or WorldWide Stages Spring Hill Realty, LLC. Interest shall accrue on the outstanding principal balance of these Notes at the rate of twelve (12%) percent per annum, simple interest and shall be calculated on the basis of a 360-day year. Four of these Notes mature on October 15, 2023 and the fifth matures on November 15, 2023 (the outstanding accrued interest on these Notes was $28,750 as of December 31, 2022).

Note 3 – Members’ Equity

Members’ Agreements / Equity Purchase Agreements

In 2021 the Company amended its Operating Agreement to authorize the issuance of an aggregate of 10,000 (Restated) Membership Units and issued 8200 (Restated) Membership Units to the Founders.

During 2021, the Company sold 1150 (Restated) Membership Units to Valiant for $1,750,000. Also during FY21, the Company received an aggregate $20,000,000 investment in its subsidiaries.

The Company entered into an Installment Purchase Agreement with Founder Mark Long on July 23, 2021, in which Mark Long sold to the Company 1150 (Restated) Membership Units of the Company. Upon such sale and assignment pursuant to an Assignment of Membership Interests, Mark Long owned 1000 (Restated) Membership Units as of December 31, 2022. An amendment to this Installment Purchase Agreement with Mark Long was signed on October 11, 2022, providing for a discount of the negotiated purchase price by accelerating the payments from the Company to Mark Long. The length of the term and the amount of the installment purchase agreement remained unchanged.

The Company entered into a second Installment Purchase Agreement with Founder Shane Ellis on July 23, 2021 in which Shane Ellis sold to the Company 1150 (Restated) Membership Units of the Company. Upon such sale and assignment pursuant to an Assignment of Membership Interests, Shane Ellis owned 1000 (Restated) Membership Units as of December 31, 2022. An amendment to this Installment Purchase Agreement with Shane Ellis was signed on October 11, 2022, providing for a discount of the negotiated purchase price by accelerating the payments from the Company to Shane Ellis. The length of the term and the amount of the installment purchase agreement remained unchanged.

Equity Purchase Agreements

	For Year Ended 31-Dec	Payment Obligation	Remaining Payment Obligation
Mark Long	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000	-

Shane Ellis	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000	-

As of December 31, 2022, Founder Kelly Frey owned 3400 (Restated) Membership Units.

Attributed Losses

The net attributed losses passed through to Members for the period ending December 31, 2022, was as follows:

●	Worldwide Stages LLC - $2,951,694

●	Non Controlling Interest - $2,532,292

The net attributed losses passed through to Shareholders for the period ending December 31, 2021, was as follows:

●	Worldwide Stages LLC - $1,670,408

●	Non Controlling Interest - $1,435,592

Note 4 - Going Concern

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of the cost of remodeling, construction & design costs of preparing the facility for its grand opening in January 2023. These losses are not an indication of future performance.

The Company intends to immediately seek additional funding, however there is no guarantee that it will be able to do so in a timely manner or on favorable terms. In pursuit of such additional funding, the Company has entered into an Agreement of Reorganization and Plan of Merger pursuant to which it (and all of its subsidiaries) have agreed to merge into a new Tennessee Corporation (the “NewCo”), such merger contingent upon NewCo qualifying certain of its securities under Regulation A of the Securities Act of 1933 (which proceeds of such qualified offering of equity the Company, after merger into NewCo, intends to use for expansion of its physical facility and general operating expenses).

The Company may also seek additional and/or alternative debt financing and other forms of leverage in the future, some of which financing may be secured by the Current Assets, the real estate we own, the future facilities we construct with the proceeds of this Offering, and all of our other assets.

The success of the Company is significantly related to general economic conditions and, accordingly, the Company could be harmed by increasing interest rates and/or an economic slowdown or downturn in real estate asset values, the entertainment industry, and/or leasing activities. During an economic downturn, it may also take longer for the Company to acquire leases at full rates/capacity. Such a downturn could also detrimentally affect the Company’s ability to finance, refinance and/or dispose of under-utilized personal property or real estate owned as the selling prices may be lower than originally anticipated. Further, the Company’s exposure to adverse general economic conditions is heightened by any bank lending or other use of leverage used to finance operations or properties, including the LOC.

All of the conditions described above could materially and adversely affect the Company’s performance and profitability. In addition, in an extreme deterioration of economic conditions, the Company could have insufficient liquidity to meet its debt service obligations when they come due in the future. If the Company fails to meet its payment or other obligations under the loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts, if any, including and up to all of the Company’s assets up to the total principal indebtedness.

As such, the Company has concluded that there is substantial doubt about its ability to continue as a going concern as of the date these financial statements are issued.

Note 5 - Related Parties and Related Party Transactions

The CEO of the Company is a majority shareholder of the Parent Company. His salary in 2021 was $375k, plus a $100k signing bonus, per the terms of his employment agreement. His salary in 2022 was $375k, plus a $100k annual bonus, per the terms of his employment agreement.

One of the minority shareholders of the Parent Company in which an installment agreement is in place (see Shareholder Agreements/Equity Purchase Agreements above) has provided production services to the Company and/or the Company has purchased or rented production equipment from the Shareholder. On April 28, 2021, the Company paid the Shareholder $2,480 for the purchase of production equipment.

Another of the minority shareholders of the Parent Company in which an installment agreement is in place (see Shareholder Agreements/Equity Purchase Agreements above) has provided production services to the Company and/or the Company has purchased or rented production equipment from the Shareholder. On September 22, 2021, the Company paid the Shareholder $8,575 for production equipment rental. On October 4, 2021, the Company paid the Shareholder $1,269 for production equipment rental. The Company also purchase production equipment from the Shareholder on November 16, 2021, in the amount of $200,254.54.

Note 6 – Commitments and Contingencies

Intercompany Leases

The Operating Company (“Tenant”) leases office space from the Realty Company (“Landlord”). The lease commenced on May 28, 2021 and ends on June 1, 2031. This lease was amended in October of 2022, changing the fixed lease payments to commence on October 1, 2023 and end on October 1, 2024. While these cash flows are eliminated upon consolidation of the financial statements of the Operating Company and the Realty Company with the Parent Company, the future minimum lease obligations on the Company’s lease agreements as of December 31, 2022 are as follows:

December 31,	Lease Obligations
2023	89,125
2024	336,500
TOTAL	425,625

Note 7 - Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of December 31, 2022 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2022 and 2021.

Note 8 - Subsequent Events

The Company has evaluated events through July 13, 2023 and identified the following for disclosure:

To streamline the business and also to enhance the ability of the business to raise capital, each of the “Predecessors, each with the agreement of its investors, agreed to a “roll-up” transaction, pursuant to which the Predecessors would combine with Worldwide Stages, Inc., a Tennessee corporation formed on March 23, 2023, solely for the purpose of facilitating the roll-up and this Offering (see Agreement of Reorganization and Plan of Merger). Before consummation of the roll-up, Worldwide Stages, Inc., the issuer, had no business activity or operations other than in preparation for the consummation of the roll-up and in preparation for this Offering. The Offering is pending qualification with the SEC. If the Offering is qualified, the roll-ups will occur following the qualification by the SEC of the Offering Statement on Form 1-A of which this Offering Circular is a part. If the roll-ups are completed, Worldwide Stages, Inc. will succeed to all of the business and operations of the Predecessors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Worldwide Stages, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Worldwide Stages, Inc. (“the Company”) as of June 30, 2023, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from March 23, 2023 (inception) through June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not commenced operations and has had no activity. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

We have served as the Company’s auditor since 2023.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

July 14, 2023

Worldwide Stages, Inc.

Balance Sheet

As of June 30, 2023

ASSETS
Current Assets	$-
Fixed Assets	-
Other Assets	-
Total Assets	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities	$-
Long-term Liabilities	-
Total Liabilities	$-

Commitments and Contingencies (See Note 3)	-

Stockholders’ Equity
Common stock, no par value; 24,500,000 shares authorized, 100 shares issued and outstanding	-
Preferred stock, no par value; 5,500,000 shares authorized, -0- outstanding
Additional Paid in Capital	-
Accumulated Deficit	-
Total Stockholders’ Equity
Total Liabilities and Stockholders’ Equity	$-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Operations

For the period from March 23, 2023 (Inception) to June 30, 2023

Income
Revenue	$-
Expenses	-
Total Income	-

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	-

Provision for Income Taxes	-

NET INCOME (LOSS)	$-

Net Loss Per Share - Basic and Diluted	$-

Weighted average number of shares outstanding	100
during the period - Basic and Diluted	-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Cash Flows

For the period from March 23, 2023 (Inception) to June 30, 2023

Cash Flows From Operating Activities:
Net Income (Loss)	$-
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:	-
(Decrease) Increase in accounts payable and accrued expenses	-
Net Cash Provided By (Used In) Operating Activities	-

Cash Flows From Investing Activities:
Net Cash Used In Investing Activities	-

Cash Flows From Financing Activities:	-
Net Cash Provided by Financing Activities	-

Net Increase in Cash	-

Cash at Beginning of Period	-

Cash at End of Period	$-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$-
Cash paid for taxes	$-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Changes in Shareholders’ Equity

For the period from March 23, 2023 (Inception) to June 30, 2023

	Common stock		Additional paid-in	Accumulated	Total Stockholders’
	Shares	Amount	capital	Deficit	Equity
Balance March 23, 2023	-	$-	$-	$-	$-

Common stock issued for cash	-	-	-		-

Common stock issued for services	100	-	-		-

Income (loss) for the period March 23, 2023 (inception) to June 30, 2023	-	-	-	-	-

Balance, June 30, 2023	100	$-	$-	$-	$-

See related notes to financial statements

NOTES TO FINANCIAL STATEMENTS AS OF June 30, 2023

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

Organization

Worldwide Stages, Inc. (the “Company”) was incorporated under the laws of the State of Tennessee on March 23, 2023. The Company was incorporated solely to effect the transactions set forth in that certain Agreement of Reorganization and Plan of Merger dated March 6, 2023, as amended by that certain amendment dated as of April 20, 2023 (the “Reorganization Agreement”). Accordingly, the Company has not engaged in any business activities and the 100 shares of common stock that were issued solely for the purpose of allowing the Company to engage in certain actions in anticipation of consummation of the transactions embodied in the Reorganization Agreement will be cancelled. Pursuant to the Reorganization Agreement, immediately upon qualification by the Securities and Exchange Commission (“SEC”) of the offering by the Company and certain selling shareholders of 7,500,000 shares of the Company’s Class B Common Stock (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, Worldwide Services, LLC, a Tennessee limited liability company, Worldwide Stages Spring Hill, LLC, a Tennessee limited liability company and Worldwide Stages Spring Hill Realty, LLC, a Tennessee limited liability company (collectively, the “Predecessors”) each will be merged with and into the Company in a “roll-up” transaction. If the roll-ups are completed, Worldwide Stages, Inc. will succeed to all of the business and operations of the Predecessors. As of the date of these financial statements the offering has not yet been qualified, the roll-up has not yet been consummated, and there are no guarantees that these transactions will occur.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of the company’s common stock, share-based awards, and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2023, the company had -0- in excess of the FDIC insured limit.

Restricted Cash

The Company has no restricted cash.

Income Tax Policy

The Company is a C Corporation. Accordingly, under the Internal Revenue Code, the company will pay corporate taxes on earnings before distributing profits to members in the form of dividends. Individual shareholders will then be subject to personal income taxes on the dividends they receive.

The company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Advertising Policy

The cost of all advertising will be recognized in the period in which those costs are incurred or the first time advertising takes place. There have been no advertising and marketing expenses as of June 30, 2023.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk will consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions.

The Company does not extend credit to clients in the normal course of business outside of the typical 30-day invoicing process. The company does not require collateral from its clients to secure accounts receivable.

Accounts receivables are derived from the rental of facility space by commercial tenants, the rental of production and/or event space and equipment by industry clients, and the rental of parking lot space by other clients. The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable client accounts considered at risk or uncollectible and provide allowances for potential credit losses, as needed. The company also considers any changes to the financial condition of its clients and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

Fixed Assets

The Company does not hold any fixed assets as of June 30, 2023. Buildings, building improvements and land improvements will be valued at cost less accumulated depreciation. Land will be valued at cost. Equipment will be recognized as an asset if it has a cost of $2,500 or more, has a useful life of more than one year, and is productive in business operations.

Property Equipment and Software

The Company does not hold any property, equipment or software as of June 30, 2023. The Company provides for depreciation of property, fixtures and equipment on the straight-line method based on the estimated useful lives of the assets.

Long-Term Lease Recognition

The Company does not have any long-term leases as of June 30, 2023. The Company recognizes revenue from long-term leases uses a Straight-Line Basis. This is calculated at the beginning of the lease for the entire term of the lease agreement. Any non-lease costs are accounted for under Common Are Maintenance (CAM), Security, etc. and are not part of the straight-line basis accounting method.

All leases are primarily for the right of use (ROU) of space in the facility and the length of the lease is pre-determined. There are no options that allow a lessee to purchase an asset at the end of a lease. Leases are renewable at the end of each term.

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognized such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is covered. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

Deferred Revenue

In the event that the Company collects first and last month’s rent from a new tenant, the last month’s rent will be booked as deferred revenue and that revenue will be recognized at the end of the lease term.

In the event that the Company collects a non-refundable deposit for a future event, these funds will be recognized as deferred revenue until services are performed, in accordance with ASC 606.

Note 2 – Debt Obligations

Term Loans

The Company does not carry any term loans as of June 30, 2023.

Note 3 – Shareholders’ Equity

Shareholders’ Equity

The Company Shareholders’ Equity as of June 30, 2023 is zero. As stated in Note 1, one hundred (100) shares of Class A Common Stock were issued as of the date of incorporation for no value for the purpose of allowing the Company to engage in certain actions in anticipation of consummation of the transactions embodied in the Reorganization Agreement will be cancelled upon consummation of those transactions.

Note 4 – Going Concern

The Company has no operations of its own and the Company’s Predecessors have, since their inception, sustained recurring losses and have an accumulated deficit. Furthermore, the financial statements of the Predecessors contain a qualification in the auditor’s opinion that the Predecessors may not be able to continue as a going concern.

The Company intends to immediately seek additional funding, however there is no guarantee that it will be able to do so in a timely manner or on favorable terms. The Company intends to use to proceeds of the Offering discussed in Note 1 for expansion of its physical facility and general operating expenses.

The success of the Company is significantly related to general economic conditions and, accordingly, the company could be harmed by increasing interest rates and/or an economic slowdown or downturn in real estate asset values, the entertainment industry and/or leasing activities. During an economic downturn, it may also take longer for the company to acquire leases at full rates/capacity. Such a downturn could also detrimentally affect the company’s ability to finance, refinance and/or dispose of under-utilized personal property or real estate owned as the selling prices may be lower than originally anticipated. Further, the company’s exposure to adverse general economic conditions is heightened by any bank lending or other use of leverage used to finance operations or properties.

All of the conditions described above could materially and adversely affect the Company’s performance and profitability. In addition, in an extreme deterioration of economic conditions, the Company could have insufficient liquidity to meet its debt service obligations when they come due in the future. If the Company fails to meet its payment or other obligations under the loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts, if any, including and up to all of the Company’s assets up to the total principal indebtedness.

Given that the Company, following consummation of the transactions envisioned by the Reorganization Agreement, will be the successor to all of the assets and liabilities of the Predecessors, the Company has likewise concluded that there is substantial doubt about its ability to continue as a going concern as of the date these financial statements are issued.

Note 5 – Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of June 30, 2023 that would have a material adverse effect on the company’s financial position, results of operations or cash flows.

The Company may, from time to time, enter into contracts that contingently require the company to indemnify parties against third party claims. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2023.

Note 6 – Subsequent Events

The Company has evaluated events through July 14, 2023 and identified the following for disclosure:

The Company confidentially submitting its Offering to the SEC on June 15, 2023. On June 22, 2023, the Company was notified by the SEC that the SEC did not intend to review the Company’s offering statement and that they would consider qualifying our offering statement upon our request. We intend to file the offering statement publicly on or before July 19, 2023 and request qualification of the Offering. Upon qualification of the Offering, the “roll-up” anticipated under the Agreement of Reorganization will occur immediately thereafter.